Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FRX CHURCHILL HOLDINGS, INC.,

FRX CHURCHILL SUB, INC.,

FOREST LABORATORIES, INC.,

and

APTALIS HOLDINGS INC.

Dated as of January 7, 2014

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

Schedule 1.01(c)	Permitted Liens
Schedule 2.05(d)	LTIP Award
Schedule 4.01(b)	Subsidiaries
Schedule 4.03	Financial Statements
Schedule 4.04	Absence of Certain Changes or Events
Schedule 4.05(a)	Holders of Options and RSUs
Schedule 4.05(d)(ii)	Arrangements With Respect to Capital Stock and Equity Interests
Schedule 4.05(d)(iii)	Ownership and Agreements with Respect to the Capital Stock and Equity Interests of Others
Schedule 4.05(e)	Record Holders
Schedule 4.05(g)	Indebtedness
Schedule 4.06(a)	Governmental Consents
Schedule 4.06(b)	Consents and Approvals/No Violation
Schedule 4.07	Litigation
Schedule 4.08	Related Party Agreements
Schedule 4.09	Permits/Compliance with Laws
Schedule 4.10	No Undisclosed Liabilities
Schedule 4.11(a)	Benefit Plans
Schedule 4.11(c)	Compliance with Law and Post-Termination Benefits
Schedule 4.11(f)	Transaction Payments
Schedule 4.11(g)	Parachute Payments
Schedule 4.12	Material Contracts
Schedule 4.13	Personal Property
Schedule 4.14(a)	Compliance with Environmental Laws
Schedule 4.14(b)	Litigation and Orders Pursuant to Environmental Matters
Schedule 4.14(d)	Hazardous Materials
Schedule 4.15(a)	Owned Realty
Schedule 4.15(c)	Leases
Schedule 4.16(a)	Collective Bargaining Agreements
Schedule 4.16(f)	WARN Notices
Schedule 4.17	Insurance
Schedule 4.18(a)	Owned Company Intellectual Property
Schedule 4.18(b)	Intellectual Property Licenses
Schedule 4.18(d)	Unauthorized Uses of Owned Company Intellectual Property
Schedule 4.18(e)	Infringement of Third Party Intellectual Property
Schedule 4.18(f)	Third Party Resources and Compliance
Schedule 4.19(a)	Taxes
Schedule 4.19(c)	Audits
Schedule 4.19(d)	Tax Deficiencies
Schedule 4.19(i)	Notice of Taxation
Schedule 4.19(k)	Consolidated Group
Schedule 4.20(c)	Regulatory Matters
Schedule 4.20(d)	Manufacturing Compliance
Schedule 4.20(e)	Clinical Practices
Schedule 4.20(f)	Product Liability
Schedule 4.21(a)	Anti-Bribery Violations

-v-

Schedule 4.21(b)	Anti-Bribery Litigation
Schedule 5.03(a)	Consents
Schedule 6.01	Conduct of Business
Schedule 6.01(n)	Dissolution
Schedule 6.04(a)	Required Purchaser Consents
Schedule 6.08(a)	Employees and Officers
Schedule 6.10	Termination of Affiliate Agreements
Schedule 6.11(b)	Letters of Credit
Schedule 7.01(c)	Merger Control Approval

-vi-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 7, 2014, by and among FRX Churchill Holdings, Inc., a Delaware corporation (“Purchaser”), FRX Churchill Sub, Inc., a Delaware corporation (“Merger Sub”) and Aptalis Holdings Inc., a Delaware corporation (the “Company”), and, with respect to Section 9.19, Forest Laboratories, Inc., a Delaware corporation (“Parent Holdco”).

W I T N E S S E T H:

WHEREAS, at the Effective Time (as hereinafter defined), the parties intend to effect a merger of Merger Sub with and into the Company, with the Company being the Surviving Corporation (as hereinafter defined), and as a result of which Purchaser shall be the sole stockholder of the Surviving Corporation;

WHEREAS, immediately prior to the Closing (as hereinafter defined), Purchaser or a direct or indirect wholly-owned subsidiary of Purchaser shall own all of the issued and outstanding capital stock of Merger Sub;

WHEREAS, the respective boards of directors of each of the Company and Merger Sub have approved and declared advisable, and the board of directors of Purchaser has approved, this Agreement and the transactions contemplated hereby, including the Merger (as hereinafter defined), in accordance with the DGCL; and

WHEREAS, substantially concurrently with the execution and delivery of this Agreement, the Company and the Sponsors are delivering to Purchaser and Merger Sub the irrevocable written consent of stockholders holding in excess of 85% of the outstanding shares of Common Stock in lieu of a meeting that constitutes the Stockholder Consent.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and undertakings contained herein, and subject to and on the terms and conditions herein set forth, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS, TERMS AND INTERPRETIVE MATTERS

SECTION 1.01. Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Acquisition Proposal” shall mean any proposal or offer from any Person (other than Purchaser and its Affiliates) with respect to any (a) merger, business combination, reorganization, share issuance or share exchange, consolidation or similar transaction pursuant to which equity securities representing a majority of the total voting power of the Company, any of its Subsidiaries or any surviving entity of such transaction, would be held by one or more Third Parties or (b) acquisition or purchase of any material assets of, or any of the equity interests in, the Company or any of its Subsidiaries, in each case, other than the transactions contemplated by this Agreement, sales of inventory in the ordinary course of business, actions otherwise permitted by Section 6.01 and purchases or other acquisitions of equity interests by current or former employees of the Company or its Subsidiaries upon exercise of Options granted under the Stock Option Plan outstanding on the date hereof or upon the vesting of RSUs outstanding on the date hereof.

“Affiliate” shall mean, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. The term “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other ownership interests, by contract or otherwise.

“Aggregate Company Shares Deemed Outstanding” shall mean the sum of (a) the aggregate number of Company Shares outstanding as of immediately prior to the Effective Time, plus (b) the aggregate number of Company Shares issuable in respect of all outstanding in-the-money Options as of immediately prior to the Effective Time (after giving effect to the vesting of all unvested in-the-money Options contemplated by this Agreement and assuming all such in-the-money Options were exercised in full), plus (c) the number of Company Shares deliverable pursuant to all outstanding RSUs as of immediately prior to the Effective Time.

“Aggregate Option Exercise Price” shall mean the aggregate amount that would be paid to the Company by the holders of Options in respect of all outstanding in-the-money Options as of immediately prior to the Effective Time (after giving effect to the vesting of all unvested in-the-money Options contemplated by this Agreement) had each such in-the-money Option been exercised (and assuming concurrent payment in full of the applicable Exercise Price of each such in-the-money Option solely in cash) immediately prior to the Effective Time in accordance with the terms of the Stock Option Plan and applicable option agreement with the Company pursuant to which such in-the-money Option was issued.

“Aggregate Purchase Price” shall mean (i) the Total Enterprise Value, plus (ii) the Aggregate Option Exercise Price, plus (iii) the amount of Closing Date Cash, minus (iv) the Debt Payoff Amount, minus (v) Stockholders’ Expenses.

“Agreement” shall mean this Agreement along with all its schedules, annexures and exhibits, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Ancillary Agreements” shall mean the Certificate of Merger and any other agreement or instrument entered into in connection with the transactions contemplated by this Agreement.

“Anti-Bribery Laws” shall mean the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act of 2010, and any applicable laws or regulations of similar substance.

“Appraisal Notice” shall have the meaning set forth in Section 6.03(b) hereof.

“Appraisal Shares” shall have the meaning set forth in Section 2.04(d) hereof.

“Assets” shall have the meaning set forth in 0 hereof.

“Bankers’ Fees” shall mean the aggregate amount of fees and expenses payable to (i) the Company’s financial advisors, J.P. Morgan Securities LLC and Evercore Group, L.L.C., in connection with the transactions contemplated by this Agreement and (ii) TPG Capital, L.P. or its Affiliates pursuant to the Management Services Agreement (including its termination thereof).

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in the City of New York are authorized or obligated by Law or executive order to close.

“Certificate of Merger” shall have the meaning set forth in Section 3.02 hereof.

“Closing” shall have the meaning set forth in Section 3.01 hereof.

“Closing Consideration Schedule” shall have the meaning set forth in Section 2.04(e).

“Closing Date” shall have the meaning set forth in Section 3.01 hereof.

“Closing Date Cash” shall mean the sum of the fair market value (if denominated in a currency other than United States dollars, expressed in United States dollars calculated based on the relevant currency exchange rate in effect (as published in The Wall Street Journal) as of 11:59 p.m. (New York City time) on the date immediately preceding the Closing Date) of all cash and cash equivalents of the Group Companies, determined in accordance with GAAP on a consolidated basis, as of immediately prior to the Effective Time.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Commercially Available Software” shall mean any computer software which is off-the-shelf, generally commercially available pursuant to shrink-wrap, click-through or other standard licensing terms, used by the Company or any of the Subsidiaries with little or no modification.

“Common Stock” shall mean the common stock, par value $0.001 per share, of the Company.

“Company” shall have the meaning set forth in the preamble hereto.

“Company Equity Securities” shall mean, collectively, the Company Shares, the in-the-money Options outstanding as of immediately prior to the Effective Time and the RSUs.

“Company Equityholders” shall mean holders of Company Equity Securities.

“Company Intellectual Property” shall mean all Owned Company Intellectual Property and Licensed Company Intellectual Property.

“Company Shares” shall mean the shares of Common Stock, other than shares of Common Stock held by the Company or the Subsidiaries.

“Company Stockholders” shall mean holders of Company Shares.

“Confidentiality Agreement” shall mean the Confidentiality Agreement, entered into December, 2012, among Parent Holdco, the Company and Aptalis Pharma Inc.

“Consents” shall have the meaning set forth in Section 4.06(a) hereof.

“Contract” shall mean a legally binding agreement, arrangement, term sheet, understanding, lease, license, mortgage or commitment that is not a Plan, whether written or oral.

“Copyrights” shall mean copyrights and copyrightable works (including Software) and all rights therein provided by international treaties or conventions.

“Credit Agreement” shall mean the Credit Agreement, dated as of October 4, 2013, among Aptalis Pharma Inc. as Parent Borrower, Aptalis Pharma Canada Inc. as Co-Borrower, Aptalis MidHoldings Inc. as Holdings, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer and the lenders from time to time party thereto.

“Customs & International Trade Laws” shall mean any Law, rule, permit, license, directive, ruling, award, or other decision or requirement, including any amendments, having the force or effect of law, of any Governmental Authority, concerning the importation, exportation, reexportation, or deemed exportation of products, software, technical data, technology and/or services, and the terms and conduct of transactions and making or receiving of payment related to such importation, exportation, reexportation or deemed exportation, including, but not limited to, as applicable, the Tariff Act of 1930, as amended, and other laws, regulations, and programs administered or enforced by the U.S. Department of Commerce (“Commerce”), U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor agencies; the Export Administration Act of 1979, as amended; the Export Administration Regulations, including related restrictions with regard to transactions involving persons and entities on the Commerce Denied Persons List or Entity List; the Arms Export Control Act, as amended; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving persons and entities on the Debarred List; the International Emergency Economic Powers Act, as amended; the Trading With the Enemy Act, as amended; the embargoes and restrictions administered by the United States Office of Foreign Assets Control (“OFAC”); orders of the President regarding embargoes and restrictions on transactions with designated countries and entities, including persons and entities designated on OFAC’s list of Specially Designated Nationals and Blocked Persons; and the antiboycott regulations administered by Commerce and the U.S. Department of the Treasury.

“D&O Expenses” shall have the meaning set forth in Section 6.07(b) hereof.

“D&O Indemnifiable Claim” shall have the meaning set forth in Section 6.07(b) hereof.

“D&O Indemnified Person” shall have the meaning set forth in Section 6.07(a) hereof.

“D&O Indemnifying Party” shall have the meaning set forth in Section 6.07(b) hereof.

“D&O Insurance” shall have the meaning set forth in Section 6.07(c) hereof.

“D&O Losses” shall have the meaning set forth in Section 6.07(b) hereof.

“Debt Payoff Amount” shall have the meaning set forth in Section 3.03(a) hereof.

“Debt Payoff Letters” shall have the meaning set forth in Section 6.11 hereof.

“DGCL” shall mean the General Corporation Law of the State of Delaware.

“DOJ” shall mean the U.S. Department of Justice.

“Effective Time” shall have the meaning set forth in Section 3.02 hereof.

“Eligible Holder” shall have the meaning set forth in Section 2.03(b) hereof.

“Environmental Laws” shall mean any Laws or Orders relating to pollution or protection of the environment, human health or safety or natural resources, including regarding the Release of or exposure to any Hazardous Materials.

“Equityholders” shall mean the Eligible Holders, together with holders of RSUs and Options.

“ERISA” shall mean the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean each trade or business (whether or not incorporated) that together with any Group Company would be deemed to be a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414(b) or (c) of the Code or Section 414(m) or (o) of the Code (solely with reference to Section 412).

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder.

“Exercise Price” shall mean, with respect to any Option, the exercise price per Company Share set forth in the option grant agreement pursuant to which such Option was granted.

“Facilities” shall mean the facilities owned, leased or operated by the Company or the Subsidiaries.

“FDA” shall have the meaning set forth in Section 4.20(a) hereof.

“Financial Statements” shall have the meaning set forth in Section 4.03 hereof.

“Foreign Antitrust Laws” shall mean all laws issued by a non-U.S. Governmental Authority that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment.

“Foreign Plan” shall have the meaning set forth in Section 4.11(i) hereof.

“Funded Indebtedness” shall mean, without duplication, all Obligations of the Company and its Subsidiaries (i) for borrowed money or (ii) that are evidenced by a note, bond, debenture or similar instrument (in each case of clauses (i) and (ii), other than (a) current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices which are captured in the accounts payable or accrued expenses of the Group Companies, (b) indebtedness in respect of any pension scheme, (c) payments treated as expenses in the ordinary course of business, (d) Obligations owed by the Company or any of its Subsidiaries to the Company or any of its Subsidiaries, (e) Obligations for the deferred purchase price of property or services, (f) Obligations in respect of acceptances and letters of credit issued or created for the account of such the Company or any of its Subsidiaries, (g) Obligations of the Company or any of its Subsidiaries as lessee that are capitalized in accordance with GAAP).

“FTC” shall mean the U.S. Federal Trade Commission.

“GAAP” shall mean U.S. generally accepted accounting principles, consistently applied.

“Governing Documents” shall mean the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership and the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation. The “Governing Documents” of any Person shall not include separate voting agreements, governance agreements, shareholders’ agreements or similar agreements.

“Governmental Authority” shall have the meaning set forth in Section 4.06(a) hereof.

“Group Companies” shall mean, collectively, the Company and each of its Subsidiaries.

“Guaranteed Obligations” shall have the meaning set forth in Section 9.19(a).

“Hazardous Materials” shall mean any pollutant, contaminant, waste, petroleum or any fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, and toxic, radioactive, infectious, disease-causing, medical or hazardous wastes, or other substances, materials or agents for which liability is imposed pursuant to Environmental Laws, including, without limitation, all substances defined or regulated as “Hazardous Substances,” “Pollutants,” or “Contaminants” pursuant to any applicable Environmental Law.

“Healthcare Regulatory Laws” shall mean any Law enforced or promulgated by the FDA, U.S. Drug Enforcement Administration and any other federal agency that regulates the quality, identity, strength, purity, safety, efficacy, use, manufacturing, advertising, distribution and sale of the Company’s products, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the False Claims Act 31 U.S.C. § 3729, and comparable state regulatory authorities and regulatory authorities outside the United States.

“HSR Act” shall mean the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person at any date shall include, at any time, without duplication, (a) all Obligations of such Person for (i) borrowed money or (ii) for the deferred purchase price of property or services (in each case of clauses (i) and (ii), other than (x) current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices which are captured in the accounts payable or accrued expenses of the Group Companies, (y) indebtedness in respect of any pension scheme and (z) payments treated as expenses in the ordinary course of business), (b) any other Obligations of such Person that are evidenced by a note, bond, debenture or similar instrument, (c) all Obligations of such Person in respect of acceptances and letters of credit issued or created for the account of such Person, (d) all Obligations of such Person as lessee that are capitalized in accordance with GAAP, and (e) all direct or indirect guarantees of any of the foregoing clauses for the benefit of another Person.

“Intellectual Property” shall mean the following intellectual property rights in any jurisdiction, whether registered or unregistered: (a) Trademarks; (b) Patents; (c) Copyrights; (d) Trade Secrets; (e) domain names and (f) all other intellectual property rights recognized by the Laws of any jurisdiction throughout the world.

“Intentional Breach” shall mean, with respect to any representation, warranty, agreement or covenant, an action or omission (including a failure to cure circumstances) taken or omitted to be taken that the breaching Party intentionally takes (or fails to take) and knows (or reasonably should have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, agreement or covenant.

“IRS” shall mean the U.S. Internal Revenue Service.

“knowledge of the Company”, “Company’s knowledge” and similar expressions shall mean the actual knowledge, following a reasonable inquiry (including of such person’s direct reports), of Dr. Frank Verwiel, Steven Gannon and Richard E. Maroun.

“knowledge of Purchaser or Merger Sub” and similar expressions shall mean the actual knowledge, following a reasonable inquiry (including of such person’s direct reports), of A. Robert D. Bailey, Wael Fayad and David Solomon.

“Labor Laws” shall have the meaning set forth in Section 4.16(d) hereof.

“Laws” shall mean any federal, state, local or foreign law, common law, statute, ordinance, rule, regulation, order, judgment, ruling or decree, administrative order, interpretation, guidance or decree or administrative or judicial decision.

“Leased Realty” shall have the meaning set forth in Section 4.15(c) hereof.

“Leases” shall have the meaning set forth in Section 4.15(c) hereof.

“Licensed Company Intellectual Property” shall mean the Intellectual Property used by the Company and each of the Subsidiaries pursuant to any Third Party Intellectual Property License.

“Liens” shall mean any lien, security interest, mortgage, pledge, charge or similar matter affecting title, restriction, title defect, easement, adverse claim or other encumbrance with respect to any property or asset of the Company and its Subsidiaries.

“Litigation” shall have the meaning set forth in Section 4.07 hereof.

“LTIP” shall collectively mean the Company’s (i) Employee Long Term Incentive Plan, dated June 3, 2008, and (ii) Amended and Restated Employee Long Term Incentive Plan, dated February 11, 2011, in each case, as amended prior to the date hereof or in accordance with this Agreement.

“LTIP Award” shall mean an incentive award granted pursuant to the LTIP.

“Management Services Agreement” shall mean that certain management services agreement, dated as of February 21, 2008, by and among Aptalis Holdings Inc. (f/k/a Axcan Holdings Inc.), Aptalis Pharma Inc. (f/k/a Axcan Intermediate Holdings Inc.), and TPG Capital, L.P. and, pursuant to that certain joinder agreement, dated February 25, 2008, Aptalis Pharma Canada Inc. (f/k/a Axcan Pharma Inc.) and Axcan US Partnership 1 LP.

“Management Stockholders’ Agreement” shall mean that certain management stockholders’ agreement, dated as of March 18, 2008, by and between the Company, the Majority Stockholder (as defined therein) and each of the individuals listed on Exhibit A thereto.

“Marketing Period” shall mean the first period of ten (10) consecutive Business Days, commencing after the date hereof, throughout and at the end of which (i) Purchaser shall have received the Required Information, if any, that the Company is required to provide to Purchaser pursuant to Section 6.14, and (ii) the conditions set forth in Section 7.01 are satisfied; provided, however, that (A) the Marketing Period shall under no circumstances be required to commence prior to January 21, 2014, (B) if such ten (10) consecutive Business Day period has not ended prior to May 15, 2014, then such ten (10) consecutive Business Day period shall not be required to commence prior to the earlier of the date Parent Holdco files its annual report on Form 10-K or June 2, 2014, (C) the Marketing Period shall end on any earlier date on which the Financing is consummated and (D) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such ten (10) Business Day period, (1) either of PricewaterhouseCoopers LLP or Raymond Chabot Grant Thornton LLP shall have withdrawn their respective audit opinions with respect to any of the Required Information, in which case the

Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the relevant Required Information by PricewaterhouseCoopers LLP or Raymond Chabot Grant Thornton LLP or another independent public accounting firm reasonably acceptable to Purchaser or the financials subject to such withdrawn audit opinion no longer constitute Required Information; (2) the Company shall have issued a public statement indicating its intent to restate any historical financial statements of the Company constituting Required Information or that any such restatement is under consideration, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP or such financial statements no longer constitute Required Information; or (3) the financial statements included in the Required Information that is available to the Purchaser on the first day of any such period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such period to permit a Parent Holdco registration statement using such financial statements to be declared effective by the SEC on the last day of such period (or would be required to be updated so as to be as current as the Parent historical financial statements included in such registration statement), in which case the Marketing Period shall not be deemed to commence until the receipt by the Purchaser of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a Parent Holdco registration statement using such financial statements to be declared effective by the SEC on the last day of such new ten (10) consecutive Business Day period. If at any time the Company shall in good faith believe that it has provided the Required Information, it may deliver to Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement in the foregoing clause (i) will be deemed to have been satisfied as of the date specified in such notice and the Marketing Period shall be deemed to have commenced on the date specified in such notice, unless Purchaser in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within four (4) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered) (provided that it is understood that the delivery of such written notice from Purchaser to the Company will not prejudice the Company’s right to assert that the Required Information has in fact been delivered).

“Material Adverse Effect” shall mean any development, fact, change, event, effect, occurrence or circumstance that, individually or in the aggregate, has a material adverse effect on (A) the ability of the Company to consummate the Merger or (B) the business, results of operations, assets, liabilities or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, in the case of each of the foregoing clauses (A) and (B), excluding any such development, fact, change, event, effect, occurrence or circumstance to the extent resulting from, relating to or arising from (a) other than for purposes of the representations and warranties contained in Section 4.06, or to the extent related to such representations and warranties, the condition set forth in Section 7.02(a), the announcement of this Agreement or the identity of Purchaser and its Affiliates, (b) Purchaser’s announcement or other disclosure of its plans or intentions with respect to the conduct after the Closing of the business (or any portion thereof) of the Company or any of the Subsidiaries, (c) changes in global or United States or foreign national or regional economic, financial, regulatory or geopolitical conditions or events in general, (d) changes in the credit, debt, financial or capital markets or changes in interest or exchange rates, in each case, in the United States or elsewhere in the world, (e) changes in Laws affecting the Company and the Subsidiaries and their respective clients and customers or GAAP or any underlying accounting principles or the interpretation of any of the foregoing, (f) earthquakes, hurricanes or other natural disasters, or acts of God, (g) changes in the Company’s and the Subsidiaries’ industries in general or the markets they primarily operate in, or changes in the general business or economic conditions affecting such industries or markets, (h) any military conflict, outbreak or escalation of hostilities or war or act of foreign or domestic terrorism, (i) any action taken or omitted to be taken by, or at the written request of, Purchaser, Merger Sub or any of their respective Affiliates after the date hereof and on or prior to the Closing Date, (j) any failure, in and of itself, by the Company or any Subsidiary to meet internal or published projections, forecasts or estimates of the Company or any Subsidiary (provided, however, that any effect that caused or contributed to such failure to meet projections, forecasts or estimates shall not be excluded under this clause (j)), or (k) any action taken by the Company or any Subsidiary as expressly required by this Agreement, except, in the cases of clauses (c), (d), (e), (f), (g) and (h), to the extent that any such development, fact, change, event, effect, occurrence or circumstance, individually or in the aggregate, materially disproportionately affected the Company or the Subsidiaries as compared to other Persons engaged in the same industry.

“Material Contracts” shall have the meaning set forth in Section 4.12 hereof.

“Merger” shall have the meaning set forth in Section 2.02 hereof

“Merger Sub” shall have the meaning set forth in the preamble hereto.

“Merger Sub Common Stock” shall mean the common stock, $0.01 par value per share, of Merger Sub.

“Non-Recourse Party” shall have the meaning set forth in Section 9.13 hereof.

“Obligations” shall mean, with respect to any Indebtedness or Funded Indebtedness, any principal, accrued but unpaid interest, penalties, fees, guarantees, reimbursements, damages, costs of unwinding and other liabilities payable under the documentation governing such Indebtedness.

“Option” shall mean any option, warrant or other right, agreement, arrangement, or commitment of any kind whatsoever, whether vested or not, to which the Company or any Subsidiary is a party relating to the issued or unissued capital stock or other equity interests of the Company or any Subsidiary or obligating the Company or any Subsidiary to grant, issue or sell any share of the capital stock or other equity interests of the Company or such Subsidiary by sale, lease, license or otherwise, including, without limitation, any option to purchase Company Shares granted under the Stock Option Plan, but excluding any LTIP Award.

“Orders” shall have the meaning set forth in Section 4.07 hereof.

“Owned Company Intellectual Property” shall mean all Intellectual Property owned or co-owned by the Company and/or any of its Subsidiaries.

“Owned Realty” shall have the meaning set forth in Section 4.15(a) hereof.

“Parent Holdco” shall have the meaning set forth in the preamble hereto.

“Patents” shall mean issued patents, including design patents and utility patents, pending patent applications (including provisionals), and any and all reissues, divisionals, continuations, continuations-in-part, continuing patent applications, supplementary protection certificates, reexaminations and extensions thereof, and any counterparts claiming priority therefrom.

“Paying Agent” shall mean Citibank, N.A.

“Paying Agent Agreement” shall have the meaning set forth in Section 2.04(b).

“Per Share Merger Consideration” shall mean the quotient obtained by dividing (i) the Aggregate Purchase Price by (ii) Aggregate Company Shares Deemed Outstanding.

“Permits” shall have the meaning set forth in Section 4.09 hereof.

“Permitted Liens” shall mean (a) mechanics’, carriers’, workmen’s, materialmen’s, repairmen’s or other like Liens arising by operation of law in the ordinary course of business with respect to liabilities that are not yet due and payable, (b) Liens for Taxes, assessments or other governmental charges which are not due and payable or which may hereafter be paid without penalty or which are being contested in good faith by appropriate proceedings and reserved for on the Financial Statements (in accordance with GAAP), (c) easements, rights of way, restrictions, conditions, defects, exceptions, encumbrances and other similar matters which affect title to the property or assets of the Company or the Subsidiaries but do not, individually or in the aggregate, materially detract from the value or marketability of the property or asset to which they relate or materially impair the ability of the Company or the Subsidiaries to use or operate the property or asset to which they relate in substantially the same manner as it was used or operated prior to the Closing Date, (d) any right, interest, Lien or title of a lessor or sublessor under any lease agreement or in the property (excluding real property and Intellectual Property) being leased, (e) Liens securing the obligations of the Company and the Subsidiaries under the Credit Agreement, (f) purchase money Liens and Liens securing rental payments under capital lease arrangements, (g) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property or the operation of the businesses of the Company and the Subsidiaries, (h) de minimis Liens that arise by operation of law in the ordinary course of business, (i) Liens arising under workmen’s compensation, unemployment insurance, social security, retirement and similar Laws which are not yet due and payable, (j) Liens that will be released on or prior to Closing, (k) any Liens comparable to those set forth in (a) through (j) in the jurisdiction in which the applicable asset is located and (l) Liens described on Schedule 1.01(c).

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or other entity or organization.

“Plans” shall mean, collectively, each employment, consulting, executive compensation, bonus, deferred compensation, incentive compensation, stock purchase, stock option or other equity-based, retention, change in control, severance or termination pay, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement, and each other fringe or other benefit or compensation plan, program, agreement or arrangement (including any “employee benefit plan”, within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), sponsored, maintained or contributed to or required to be contributed to by the Company or any Subsidiary or by any ERISA Affiliate for the benefit of any current or former employee, director or independent contractor of the Company or any Subsidiary, or with respect to which the Company or any Subsidiary has or would have any liability or obligation.

“Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing and, with respect to a Tax period that begins on or before the Closing and ends thereafter, the portion of such Tax period ending on the Closing.

“Present Fair Salable Value” shall have the meaning set forth in Section 5.06 hereof.

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or, to the knowledge of the Company or the knowledge of Purchaser or Merger Sub, as applicable, investigation (in each case, whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Purchase Price Schedule” shall have the meaning set forth in Section 2.04(e) hereof.

“Purchaser” shall have the meaning set forth in the preamble hereto.

“Purchaser Material Adverse Effect” shall have the meaning set forth in Section 5.01 hereof.

“Purchaser Plans” shall have the meaning set forth in Section 6.08(b) hereof.

“Realty” shall mean the Owned Realty together with the Leased Realty.

“Registration Statement” shall mean the Company’s Registration Statement on Form S-1 (Registration No. 333-193088), as amended, as provided to Purchaser by the Company prior to the date hereof.

“Related Party” shall mean, with respect to any Person: (a) any Affiliate of such Person; (b) any Person that serves as a director, officer, partner, executor or trustee (or in similar capacity), or owns beneficially or of record five percent (5%) or more of the equity, of such Person; or (c) any Person with respect to which such Person serves as a general partner or trustee (or in a similar capacity).

“Release” shall mean any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of any Hazardous Materials into the environment.

“Representatives” shall mean, with respect to any Person, any officer, director or employee of such Person or any financial advisor, attorney, accountant or other agent, advisor or representative of such Person.

“Required Information” shall have the meaning set forth in Section 6.14.

“Required Purchaser Consents” shall have the meaning set forth in Section 6.04(a) hereof.

“RSU” shall mean a restricted stock unit granted by the Company to an employee, consultant or director pursuant to a restricted stock unit grant agreement under which the Company is or may become obligated to deliver Company Shares upon satisfaction of the vesting conditions set forth therein.

“Section 262” shall have the meaning set forth in Section 2.04(d) hereof.

“Section 280G Payments” shall have the meaning set forth in Section 6.09 hereof.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder.

“Software” means all computer software, including application software, system software and firmware, including all source code and object code versions thereof, in any and all forms and media, and all related documentation.

“Sponsors” shall mean, collectively, (i) TPG Partners V, L.P., (ii) TPG FOF V-A, L.P., (iii) TPG FOF V-B, L.P., (iv) TPG Biotechnology Partners II, LP, (v) TPG-Axcan Co-Invest, LLC, and (vi) TPG-Axcan Co-Invest II, LLC.

“Stock Option Plan” shall collectively mean the Company’s (i) Management Equity Incentive Plan, dated April 15, 2008, (ii) Amended and Restated Management Equity Incentive Plan, dated February 11, 2011, and (iii) Form Penny Option Grant Agreement.

“Stockholders’ Agreement” shall mean that certain shareholders’ agreement, dated April 12, 2011, by and among the Company, the Sponsors, Investor Growth Capital, Ltd. and Investor Group L.P.

“Stockholder Consent” shall have the meaning set forth in Section 4.02 hereof.

“Stockholders’ Expenses” shall mean to the extent unpaid as of immediately prior to the Effective Time, the collective amount payable by the Group Companies for (a) all Bankers’ Fees, (b) all other advisor fees and expenses (including attorney fees and expenses) relating to the transactions contemplated hereby, (c) costs and expenses (including attorney fees and expenses) associated with the preparation of the Registration Statement and proposed initial public offering, (d) all amounts due or payable in respect of the LTIP Awards and all retention, change of control or transaction bonuses relating to the transactions contemplated hereby, and (e) all other expenses (including attorney fees and expenses and the employer portion of any employment taxes arising in connection with the transactions contemplated hereby) required to be borne by or on behalf of the Equityholders relating to the transactions contemplated hereby (other than the Bankers’ Fees but including the net amounts payable by the Group Companies to terminate (including at the request of Purchaser) all interest rate, currency or similar hedging agreements of any Group Company as of immediately prior to the Effective Time).

“Subsidiary” shall have the meaning set forth in Section 4.01(b) hereof.

“Subsidiary Shares” shall mean the shares of capital stock, limited liability company interests, partnership interests or other equity interests of the Company’s Subsidiaries.

“Surviving Corporation” shall have the meaning set forth in Section 2.02 hereof.

“Surviving Corporation Common Shares” shall mean the shares of common stock, $0.01 par value per share, of the Surviving Corporation.

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes).

“Taxes” shall mean all federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, escheat, or other tax of any kind or any charge in the nature of (or similar to) taxes whatsoever, whether disputed or not, including any interest, penalties or additions attributable thereto.

“Tax Law” shall mean any Law relating to Taxes.

“Tax Return” shall mean any return, report, information return, schedule or other similar document required to be filed with any Governmental Authority with respect to Taxes.

“Termination Date” shall have the meaning set forth in Section 8.02(b) hereof.

“Third Party” shall mean any Person other than Purchaser or the Company or any of their respective Affiliates.

“Third Party Intellectual Property Licenses” shall mean Contracts under which Intellectual Property owned in whole or in part by Persons other than the Company or any of the Subsidiaries is licensed for use by the Company or any of the Subsidiaries other than Contracts for Commercially Available Software.

“Total Enterprise Value” shall mean two billion, nine-hundred million Dollars ($2,900,000,000).

“Trademarks” shall mean trademarks, service marks, logos, slogans, brand names, certification marks, trade dress, trade names and other indications of source or origin, all applications, registrations, and renewals in connection therewith, and the goodwill associated with the foregoing.

“Trade Secrets” shall mean all trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common Law), know-how and by way of example and not of limitation any of the following other confidential technical, scientific, research and development or business information that is not generally known to, and not readily ascertainable through proper means by, the public: inventions, invention disclosures, discoveries and improvements, whether or not patentable or reduced to practice, data (including proprietary data in drug applications for regulatory approval), formulations, compositions, product design specifications, laboratory notebooks, software source code, methods (including manufacturing methods), technologies, systems, processes, designs, techniques, protocols, methodologies (including testing and analysis methodologies), treatment regimes, research and development, ideas, and confidential information (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), in each case, whether or not protected by patent or copyright Law.

“Transfer Taxes” shall have the meaning set forth in Section 6.12 hereof.

“Treasury Regulations” shall mean the regulations prescribed under the Code.

SECTION 1.02. Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

SECTION 1.03. Other Definitional Provisions.

(a) The words “hereof”, “herein”, “hereto”, “hereunder” and “hereinafter” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires.

(b) The terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c) The term “dollars” and character “$” shall mean United States dollars.

(d) The term “including” shall mean “including, without limitation”, and the words “include” and “includes” shall have corresponding meanings and such words shall not be construed to limit any general statement that they follow to the specific or similar items or matters immediately following them.

(e) The term “or” is not exclusive, unless the context otherwise requires.

(f) The terms “party”, “parties”, “parties hereto”, “parties to this Agreement” and similar terms, when used in this Agreement, shall refer to Purchaser, Merger Sub, and/or the Company, as applicable, unless the context expressly otherwise requires.

SECTION 1.04. Interpretive Matters.

(a) The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. The Company may, at its option, include in the Schedules items that are not material in order to avoid any misunderstanding, and such inclusion, or any reference to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any matter set forth in any section of any Schedule shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced, and also in all other sections of the Schedules to which such matter’s application or relevance is reasonably apparent on the face of such disclosure. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(b) Any reference in this Agreement to gender shall include all genders and the neuter.

(c) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(d) Any agreement, instrument or statute defined or referred to herein or any agreement or instrument that is referred to herein means such agreement, instrument, or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver of consent and (in the case of statutes) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Any agreement referred to herein shall include reference to all exhibits, schedules and other documents or agreements attached thereto.

ARTICLE II

THE MERGER

SECTION 2.01. Capitalization of Merger Sub. At the Closing and prior to the Effective Time, Purchaser or a direct or indirect wholly-owned subsidiary of Purchaser shall contribute to Merger Sub in the form of equity and/or debt financing or alternatively arrange for available cash in the amount necessary to satisfy all of its payment obligations required under this Agreement to be made on the Closing Date.

SECTION 2.02. Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company (the “Merger”), whereupon the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). The Merger shall have the effects set forth in Section 259 of the DGCL and, without limiting the foregoing, from and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, immunities, properties and franchises, of a public as well as a private nature, and shall be subject to all liabilities, obligations and penalties of the Company and Merger Sub, all with the effect set forth in the DGCL. The certificate of incorporation and the by-laws of the Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation and the by-laws of the Surviving Corporation, unless and until amended in accordance with applicable Law, and the name of the Surviving Corporation shall be the name of the Company. Each of the directors of Merger Sub immediately prior to the Effective Time shall be a director of the Surviving Corporation and each of the officers of the Company immediately prior to the Effective Time shall be an officer of the Surviving Corporation, in each case until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and by-laws.

SECTION 2.03. Conversion of Shares.

(a) At the Effective Time, all shares of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Purchaser or any other Person, be converted into and thereafter evidence in the aggregate 100 Surviving Corporation Common Shares. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time, when converted in accordance with this Section 2.03(a), shall no longer be outstanding, shall automatically be canceled and shall cease to exist.

(b) At the Effective Time, each Company Share (other than Appraisal Shares, if any, which in each case shall be canceled, and except as provided in Section 2.03(d)) shall, by virtue of the Merger and without any action on the part of the holder thereof (any such holder, an “Eligible Holder”), be converted into and thereafter evidence the right to receive, without interest, the Per Share Merger Consideration, as and when payable pursuant to the terms of this Agreement, less any applicable income or employment tax withholding. Each Company Share issued and outstanding immediately prior to the Effective Time, when converted or cancelled in accordance with this Section 2.03(b), shall no longer be outstanding, shall automatically be canceled and shall cease to exist.

(c) After the Effective Time, each Eligible Holder who holds certificates formerly representing Company Shares shall have no rights with respect to such certificates or such Company Shares, except the right to receive in respect of each such Company Share, without interest, the Per Share Merger Consideration, as and when payable pursuant to the terms of this Agreement, less any applicable income or employment tax withholding, upon surrender of the certificate(s) evidencing such Company Shares in accordance with Section 2.04 and delivery of a duly executed and completed letter of transmittal.

(d) At the Effective Time, each share of Common Stock held in the treasury of the Company or owned by Purchaser, Merger Sub or any direct or indirect wholly owned Subsidiary of the Company, Purchaser or Merger Sub immediately prior to the Effective Time shall be automatically cancelled and retired and shall cease to exist without any conversion thereof or payment of any consideration with respect thereto.

SECTION 2.04. Payment of Merger Consideration.

(a) At the Effective Time, the Surviving Corporation shall deliver to each Eligible Holder who has, prior to the date thereof, delivered a duly executed and completed letter of transmittal and has surrendered the applicable certificate(s) representing its Company Shares an aggregate amount in cash equal to (i) the product of the number of Company Shares represented by such certificate(s) multiplied by the Per Share Merger Consideration, (ii) less any applicable income or employment tax withholding, by wire transfer of immediately available funds (or, at the request of an Eligible Holder, by check).

(b) At or prior to the Closing, the Surviving Corporation and the Paying Agent shall enter into a paying agent agreement (the “Paying Agent Agreement”), in a form reasonably agreed to by the parties hereto. At the Effective Time, the Surviving Corporation shall deliver to the Paying Agent an aggregate amount in cash equal to the product of (i) the aggregate number of Company Shares (x) in respect of which a duly executed and completed letter of transmittal has not been received by the Company or whose certificates have not been surrendered to the Company, as of the Effective Time and (y) which are not Appraisal Shares or shares canceled pursuant to Section 2.03(d), multiplied by (ii) the Per Share Merger Consideration. Following the Effective Time, the Paying Agent shall deliver to each Eligible Holder who has not, as of the Effective Time, delivered a duly executed and completed letter of transmittal or surrendered the applicable certificate(s) representing its Company Shares an aggregate amount in cash equal to (i) the product of the number of Company Shares represented by such certificate(s) multiplied by the Per Share Merger Consideration, (ii) less any applicable income or employment tax withholding, by wire transfer of immediately available funds (or, at the request of an Eligible Holder, by check) immediately following surrender of certificate(s) evidencing such Company Shares (or a lost certificate affidavit and, if applicable, bond) and upon delivery of a duly executed and completed letter of transmittal.

(c) In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, payment may be made with respect to such shares to such a transferee if the certificate representing such shares is presented to the Company, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes or other taxes required as a result of such payment to a Person other than the registered holder of such Common Stock have been paid. For the avoidance of doubt, any such transferee that satisfies these requirements shall be an Eligible Holder.

(d) Notwithstanding anything in this Agreement to the contrary, each Company Share issued and outstanding immediately prior to the Effective Time that is held by any holder who is entitled to demand and properly demands appraisal of such Company Share (an

“Appraisal Share”) pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Per Share Merger Consideration, but instead such holder shall be entitled to payment of the fair value of such Company Share in accordance with the provisions of Section 262. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and each such Appraisal Share shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Per Share Merger Consideration, as and when payable in accordance with the terms of this Agreement, without interest and less any applicable income or employment tax withholding. The Company shall serve prompt notice to Purchaser of any demands for appraisal of any Company Shares, and Purchaser shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Purchaser, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands, or agree to do any of the foregoing.

(e) No later than five (5) Business Days prior to the Closing, the Company shall deliver to Purchaser (x) a schedule (the “Purchase Price Schedule”) setting forth (i) the Closing Date Cash, (ii) the Debt Payoff Amount, (iii) the amount of Stockholders’ Expenses and (iv) the Aggregate Option Exercise Price, and, in each case, the components thereof), and (y) a schedule (the “Closing Consideration Schedule”) setting forth the respective amounts of the consideration payable at the Closing to each Company Equityholder pursuant to and in accordance with this Section 2.04 (on a holder-by-holder basis), together with the calculations, set forth in reasonable detail, used to derive the foregoing amounts. During the period following Purchaser’s receipt of the Purchase Price Schedule and the Closing Consideration Schedule until the Closing, the Company shall make its financial records and backup materials with respect thereto reasonably available to Purchaser, and Purchaser and the Company shall cooperate in good faith to resolve any discrepancies between the Purchase Price Schedule and Purchaser’s own good faith estimates of the amounts set forth therein. Prior to the Closing, the Company shall make such revisions to the Purchase Price Schedule, and any adjustments to the Closing Consideration Schedule required as a result of such revisions, as are mutually acceptable to Purchaser and the Company. The Purchase Price Schedule and the Closing Consideration Schedule, as may be revised in accordance with this Section 2.04(e), shall be accompanied by a certificate signed by the chief financial officer of the Company certifying that the information set forth in the Purchase Price Schedule and the Closing Consideration Schedule was calculated in good faith in accordance with this Agreement, and such Purchase Price Schedule shall be deemed to set forth the final Closing Date Cash, Debt Payoff Amount, Aggregate Option Exercise Price, Stockholders’ Expenses and Aggregate Purchase Price, in each case, for all purposes hereunder.

SECTION 2.05. Options, RSUs and LTIP Awards.

(a) At the Effective Time, all outstanding Options shall be cancelled and in full consideration of such cancellation shall be converted into and thereafter evidence the right to receive, without interest, an aggregate amount in cash equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the Exercise Price multiplied by (y) the number of Company Shares covered by the Option (but not below zero), less any applicable income or employment tax withholding. Each such Option, when converted in accordance with this Section 2.05(a), shall no longer be outstanding, shall automatically be canceled and shall cease to exist and each holder of any such Option shall cease to have any rights with respect thereto, except the right to receive the payments set forth in this Section 2.05(a). The cash payments described in this Section 2.05(a) shall be made by the Surviving Corporation through its payroll promptly after they become due and payable under this Agreement. For the avoidance of doubt, each outstanding Option that has an Exercise Price that is equal to or higher than the Per Share Merger Consideration at the Effective Time shall be mandatorily surrendered to the Company and cancelled and terminated at the Effective Time for no consideration.

(b) At the Effective Time, each outstanding RSU shall, without any action on the part of the holder thereof, be converted into and thereafter evidence the right to receive, without interest, an aggregate amount in cash equal to the product of (x) the number of Company Shares covered by the RSU multiplied by (y) the Per Share Merger Consideration, less any applicable income or employment tax withholding. The right to receive any Company Share under such a RSU, when converted in accordance with this Section 2.05(b), shall no longer be outstanding, shall automatically be canceled and shall cease to exist and each holder of any such RSU shall cease to have any rights with respect thereto, except the right to receive the payments set forth in this Section 2.05(b). The cash payment described in this Section 2.05(b) shall be made by the Surviving Corporation through its payroll promptly after they become due and payable under this Agreement.

(c) At or immediately prior to the Effective Time, the board of directors of the Company shall take all actions that it determines are reasonably necessary to provide that each Option that is unexercised as of immediately prior to the Effective Time shall become fully vested and exercisable immediately prior to the Effective Time and contingent on the Closing having occurred.

(d) At the Effective Time, each outstanding LTIP Award (whether or not by reason of the Merger) shall, and without any action on the part of the holder thereof, be cancelled and in full consideration of such cancellation, shall be converted into and thereafter evidence the right to receive, without interest, an amount equal to the LTIP Award, as set forth on Schedule 2.05(d) next to such holder’s name, less any applicable income or employment tax withholding. Each LTIP Award, when converted in accordance with this Section 2.05(a), shall no longer be outstanding, shall automatically be canceled and shall cease to exist and each holder of the LTIP Award shall cease to have any rights with respect thereto, except the right to receive the payments set forth in this Section 2.05(d). The cash payments described in this Section 2.05(a) shall be made by the Surviving Corporation through its payroll promptly after they become due and payable under this Agreement.

(e) At or immediately prior to the Effective Time, the board of directors of the Company shall take all actions that it determines are reasonably necessary to provide that each LTIP Award that is outstanding as of the Effective Time shall become one-hundred percent (100%) vested at the Effective Time.

SECTION 2.06. Certain Actions in Connection with the Merger.

(a) Mailing to Stockholders. As promptly as practicable after the date hereof, but in any event within ten (10) Business Days following the date hereof, the Company shall mail to each holder of Company Shares on the date hereof (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss of the certificates representing Company Shares shall pass, only upon delivery of the certificates to the Company, and which letter shall be in customary form and have such other provisions as the Company may reasonably specify and Purchaser may reasonably request, and (ii) instructions for effecting the surrender of such certificates for payment.

(b) Letters of Transmittal. The letter of transmittal shall specify that, in the event of a termination of this Agreement prior to the Closing pursuant to Article VIII, the Company shall return such certificates to the holder of record.

(c) Share Transfer Books. At and after the Effective Time, there shall be no transfers on the share transfer books of the Company of any shares of capital stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates of the Company are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in Section 2.03(b) and Section 2.04(a).

(d) Unclaimed Merger Consideration. Following the Closing Date, any holder of Company Shares entitled to receive Per Share Merger Consideration who has not theretofore received payment of such consideration in accordance with Section 2.04(a) shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for payment of any Per Share Merger Consideration that may be payable upon surrender of any certificates representing Company Shares held by such holder, as determined pursuant to this Agreement, as a general creditor and without any interest thereon.

(e) No Liability. None of the Company, the Surviving Corporation, Purchaser, the Paying Agent, any Affiliate of any of the foregoing, or any other Person shall be liable for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any certificates representing Company Shares shall not have been surrendered prior to the date on which any consideration would otherwise escheat to or become the property of any Governmental Authority, any such consideration shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost Certificates. If any certificate representing Company Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Company or the Surviving Corporation, the posting by such Person (other than any institutional holder of Company Shares) of a bond in such reasonable amount as the Company or the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such certificate, the Paying Agent or Surviving Corporation, as applicable, shall issue in exchange for such lost, stolen or destroyed certificate the Per Share Merger Consideration payable in respect thereof pursuant to this Agreement.

SECTION 2.07. Withholding Rights; Paying Agent.

(a) Each of Purchaser, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the amounts otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld (or caused to be withheld) by the Purchaser, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by the Purchaser, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Authority and (ii) to the extent remitted as provided in clause (i), shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Purchaser, the Surviving Corporation or the Paying Agent, as the case may be.

ARTICLE III

CLOSING

SECTION 3.01. Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, MA 02199-3600 at 10:00 a.m. (local time) on a date to be specified by the parties hereto, which shall be not later than the third (3rd) Business Day following the satisfaction or waiver of the conditions precedent set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or on such other date or at such other time or place as the parties hereto may mutually agree; provided that, without the prior written consent of Purchaser, the Closing shall not occur prior to the earlier of (x) a date during the Marketing Period specified by Purchaser on three (3) Business Days prior written notice (it being understood that such date may be conditioned upon the simultaneous completion of the Purchaser’s financing of the transactions contemplated by this Agreement) and (y) the third (3rd) Business Day following the final day of the Marketing Period. The date on which the Closing occurs is called the “Closing Date”.

SECTION 3.02. Effective Time. Upon the terms and subject to the conditions of this Agreement, as soon as practicable at or after the Closing, the parties hereto shall deliver to the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) and shall make all other filings or recordings as may be required under the DGCL and any other applicable Law in order to effect the Merger. The Merger shall become effective at the time of filing the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL or at such later time as the parties hereto may agree and as is provided in the Certificate of Merger. The date and time at which the Merger shall so become effective is herein referred to as the “Effective Time”.

SECTION 3.03. Payments to be Made at the Closing.

(a) Credit Agreement Payoff. At the Effective Time, Purchaser shall (on behalf of the Surviving Corporation) pay, or, to the extent the Surviving Corporation has sufficient immediately available funds at such time, instruct the Surviving Corporation to pay, the amounts payable under the Debt Payoff Letters (the “Debt Payoff Amount”), by wire transfer of immediately available funds to the account or accounts designated in the Debt Payoff Letters.

(b) Payment of Stockholders’ Expenses. At the Effective Time, Purchaser shall (on behalf of the Surviving Corporation) pay, or, to the extent the Surviving Corporation has sufficient immediately available funds at such time, instruct the Surviving Corporation to pay, all Stockholder Expenses, including the Bankers’ Fees and all other Stockholders’ Expenses set forth on the statement to be delivered by the Company to Purchaser prior to the Closing that are unpaid as of such time by wire transfer of immediately available funds to the accounts designated by the Company. The Company shall use commercially reasonable efforts to obtain payoff letters in form and substance reasonably satisfactory to Purchaser (subject to delivery of funds as contemplated by this Section 3.03(b)), specifying the aggregate amount required to be paid to fully satisfy all obligations and amounts payable outstanding under the applicable Contracts with respect to each of the Stockholder Expenses.

(c) Payment of Merger Consideration. At the Effective Time, the Surviving Corporation shall satisfy its payment obligations under Section 2.04(a), Section 2.04(b), Section 2.05(a) and Section 2.05(b).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the Schedules (subject to the interpretive principles set forth in Section 1.04) or (ii) the Registration Statement (excluding any disclosure contained in the “Risk Factors” section thereof (other than statements of fact), and any cautionary or predictive statements or forward-looking statements contained elsewhere therein), the Company hereby represents and warrants to Purchaser and Merger Sub as follows:

SECTION 4.01. Organization and Qualification.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate all of its properties and assets and to conduct its business as it is now being conducted. The Company is duly qualified or licensed and in good standing to do business as a foreign corporation in each jurisdiction in which the nature of its business, or the ownership, leasing or operation of its properties or assets, makes such qualification necessary, except where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has delivered to Purchaser copies of the Governing Documents in effect as of the date of this Agreement for each of the Group Companies.

(b) Schedule 4.01(b) sets forth the name, jurisdiction of organization and authorized capitalization of each corporation, partnership, limited liability company or other entity owned, directly or indirectly, in whole or in part, by the Company (each, a “Subsidiary”) and for each Subsidiary, the ownership of all outstanding capital stock, partnership interests and other ownership or equity interests. Each Subsidiary (i) is a duly organized and validly existing corporation, partnership or limited liability company in good standing under the laws of the jurisdiction of its organization, (ii) has all requisite corporate, partnership or limited liability company power and authority to own, lease and operate all of its properties and assets and to conduct its business as it is now being conducted and (iii) is duly qualified or licensed and in good standing to do business as a foreign corporation, partnership or limited liability company in each jurisdiction in which the nature of its business, or the ownership, leasing or operation of its properties or assets, makes such qualification necessary, except where the failure to be so organized, validly existing, in good standing, qualified or licensed has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.02. Authority/Binding Effect. The Company has all requisite corporate power and corporate authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate action on the part of the Company or any of the Subsidiaries is required to authorize the execution, delivery and performance hereof by the Company, and the consummation of the transactions contemplated hereby, except for (i) obtaining the affirmative vote of the holders of a majority of the issued and outstanding Company Shares in favor of approving the Merger and adopting this Agreement (the “Stockholder Consent”) and (ii) filing the Certificate of Merger pursuant to the DGCL. This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement has been duly authorized, executed and delivered by the other parties hereto, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). The board of directors of the Company, at a meeting duly called and held at which all directors of the Company were present, duly and unanimously adopted resolutions (a) approving and declaring advisable this Agreement, the Merger and the transactions contemplated hereby, (b) determining that this Agreement, the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company Stockholders, (iii) directing that this Agreement be submitted for the adoption by the Company Stockholders as promptly as practicable and (iv) recommending that the Company Stockholders adopt this Agreement, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

SECTION 4.03. Financial Statements. Attached hereto as Schedule 4.03 are copies of the audited consolidated balance sheets, as of September 30, 2013, 2012 and 2011 of the Group Companies and the audited consolidated statements of earnings, stockholders’ equity and cash flows of the Group Companies for the fiscal years ended September 30, 2013, 2012 and 2011 (including all related notes) (such statements, the “Financial Statements”). The Financial Statements fairly present, in all material respects, the consolidated financial position of the Group Companies, as of the respective dates thereof, and the consolidated results of operations and changes in cash flows of the Group Companies, for the period set forth therein. Each of the Financial Statements has been prepared, in all material respects, in accordance with GAAP, except as otherwise noted therein. The Group Companies’ system of internal controls over financial reporting is sufficient to provide reasonable assurance in all material respects that transactions are recorded and disclosed as necessary to permit preparation of financial statements in accordance with GAAP.

SECTION 4.04. Absence of Certain Changes or Events. Except for the transactions contemplated hereby or as set forth on Schedule 4.04, (a) since September 30, 2013, the Company and the Subsidiaries have conducted their businesses in the ordinary course of business consistent with past practice and no development, fact, change, event, effect, occurrence or circumstance that has had, or would reasonably be expected to have, individually or in the aggregate, Material Adverse Effect, and (b) during the period from September 30, 2013 until the date hereof, none of the Company or any of the Subsidiaries has taken any action which, if taken after the execution and delivery of this Agreement, would have required the prior consent of Purchaser pursuant to Section 6.01 hereof, or has entered into any agreement, commitment or transaction with respect to any of the foregoing.

SECTION 4.05. Ownership of Stock/Capitalization.

(a) The total number of shares of capital stock of all classes which the Company has the authority to issue is One Hundred Million (100,000,000) shares of Common Stock. Of such authorized shares, as of December 31, 2013, a total of 67,804,420 shares of Common Stock are issued and outstanding. All of the Company Shares have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of, and are not subject to, any preemptive or subscription rights or rights of first refusal. As of December 31, 2013, Options to purchase 4,121,500 Company Shares were outstanding and all such Options were issued under the Stock Option Plan. As of December 31, 2013, 5,000 Company Shares were deliverable pursuant to RSUs. Schedule 4.05(a) sets forth a true and complete list of each current or former employee, consultant or director of the Company or any of the Subsidiaries who, as of December 31, 2013, holds any Option or RSU, together with the number of Company Shares subject to each such Option, the Exercise Price of such Option, the grant date and vesting schedule of each such Option and RSU and the expiration date of each such Option and RSU. Except as described in this Section 4.05(a) and for changes after December 31, 2013 resulting from the exercise of any Options outstanding on the date hereof, there are no issued or outstanding, or reserved for issuance, (i) shares of capital stock or other voting securities or equity interests of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities or equity interests of the Company, (iii) options, warrants or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, other voting securities or securities convertible into or exercisable or exchangeable for capital stock or other voting securities or equity interests of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”). There are no declared or accumulated but unpaid dividends or other distributions in respect of any Company Securities.

(b) Each issued and outstanding share of capital stock, limited liability company interest or partnership interest of each Subsidiary has been duly authorized and validly issued, is fully paid and nonassessable, and has not been issued in violation of, and is not subject to, any preemptive or subscription rights or rights of first refusal.

(c) The Company or one of the Subsidiaries has good and valid title to all of the Subsidiary Shares, free and clear of all Liens other than Permitted Liens.

(d) (i) Except for the Options issued pursuant to the Stock Option Plan and the RSUs set forth on Schedule 4.05(a), there are no Options or RSUs outstanding; (ii) except as set forth on Schedule 4.05(d)(ii), there is no obligation, contingent or otherwise, of the Company or any Subsidiary to (A) issue, sell or transfer, or repurchase, redeem or otherwise acquire, any Company securities or Company Subsidiary securities, or (B) other than in connection with the Credit Agreement or pursuant to inter-company arrangements among or between the Company and one or more of the Subsidiaries or among or between one or more Subsidiaries, provide funds to, or make any investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, the Company or any Subsidiary or any other Person; and (iii) except as set forth on Schedule 4.05(d)(iii), other than in connection with any of the Plans, neither the Company nor any Subsidiary, directly or indirectly, owns, or has agreed to purchase or otherwise acquire, the capital stock or other equity interests of, or any interest convertible into or exchangeable or exercisable for such capital stock or such equity interests of, any corporation, partnership, joint venture or other entity.

(e) Schedule 4.05(e) sets forth, as of the date hereof, the name of each holder of record of Company Shares and the number of Company Shares held of record thereby.

(f) Other than the Stockholders’ Agreement and the Management Stockholders’ Agreement, there are no (A) preemptive rights, anti-dilutive rights, rights of first refusal or similar rights held by any Person with respect to any Company Securities or Company Subsidiary securities under any Contract to which the Group Companies are bound, and (B) neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to any shares of the capital stock of, or other equity or voting securities in, the Company or any of its Subsidiaries. To the knowledge of the Company, other than the Stockholders’ Agreement and the Management Stockholders’ Agreement, there are no irrevocable proxies and no voting agreements with respect to, and no agreements restricting the transfer of, any shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries.

(g) Except as set forth on Schedule 4.05(g), as of the date hereof, the Company and the Subsidiaries have no Funded Indebtedness.

SECTION 4.06. Consents and Approvals/No Violation.

(a) Assuming the truth and accuracy of the representations and warranties set forth in Section 5.03(a), the execution, delivery and performance of this Agreement by the Company does not, and the performance by the Company of this Agreement and the consummation of the transactions contemplated hereby will not, require the Company or any Subsidiary to obtain any material consent, approval, order, waiver, authorization or permit of, or to make any filing, declaration or registration with or notification to (“Consents”), any federal or state court, legislature, executive or regulatory authority, agency or commission, or other governmental entity, authority or instrumentality, whether domestic or foreign (“Governmental Authority”) or any other Person, except (i) for compliance with the applicable requirements, if any, of the HSR Act (and any similar Law enforced by any Governmental Authority regarding preacquisition notifications for the purpose of competition reviews), (ii) for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (iii) for Consents that may be required solely by reason of Purchaser’s or Merger Sub’s (as opposed to any other Third Party’s) participation in the transactions contemplated hereby (which Consents shall be solely the responsibility of Purchaser and Merger Sub), (iv) as set forth in Schedule 4.06(a), (v) the Stockholder Consent and (vi) for those Consents, the failure of which to be obtained or made would not reasonably be expected to have a Material Adverse Effect.

(b) Assuming receipt of all approvals, authorizations, consents or waiting period expirations or terminations related to the required Consents described in Section 4.06(a), the execution, delivery and performance of this Agreement by the Company does not, and the performance of this Agreement by the Company and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate, in any material respect, the Governing Documents of the Company or any Subsidiary, (ii) conflict with, violate or result in a loss of rights or trigger new obligations under any Law or Order applicable to the Company or any Subsidiary or by or to which any of their respective properties or assets is bound or subject, (iii) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except for any Permitted Liens or (iv) result in any breach of, or constitute a default

(or an event that with notice or lapse of time or both would constitute a default) under, or give to others any right of termination, limitation, modification, amendment, acceleration, suspension or cancellation of, or result in a penalty, materially increase any benefit payable or materially reduce any benefit received, affect any right of termination or cancellation, or entitle any Person to increased, additional or guaranteed rights under, any Material Contract or Permit to which the Company or any Subsidiary is a party or by or to which the Company or any Subsidiary or any of their respective properties or assets is bound or subject, except (x) as set forth on Schedule 4.06(b), and (y) in the case of clauses (ii), (iii) and (iv) above, for such conflicts, violations, breaches, defaults or rights that would not reasonably be expected to have a Material Adverse Effect.

SECTION 4.07. Absence of Litigation. Except as set forth on Schedule 4.07, (i) there is no civil, criminal or administrative claim, action, arbitration, suit, hearing, review, proceeding, inquiry or investigation of any kind whatsoever, at law or in equity (including actions or proceedings seeking injunctive relief), by or before any Governmental Authority (“Litigation”) pending or, to the knowledge of the Company, threatened in writing, against the Company or any Subsidiary or affecting any of their respective properties or assets, or to the knowledge of the Company, any of their respective officers or directors (in their capacity as such) which, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (ii) neither the Company nor any Subsidiary is a party to or subject to, or in default under, any material judgment, order or decree of any Governmental Authority to which the Company or any Subsidiary is a party or to which it is subject (“Orders”) that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.08. Related Party Agreements. Except for the Stockholders’ Agreement, Management Stockholders’ Agreement, the Management Services Agreement and as otherwise set forth on Schedule 4.08, no Related Party of the Company or any Subsidiary is a party to any material agreement, arrangement, contract or other commitment to which the Company or any Subsidiary is a party or by or to which any of their respective properties or assets is bound or subject, other than (a) commercial agreements with companies under common control with the Company entered into on arm’s length terms, (b) outstanding employment arrangements between the Company or a Subsidiary, on the one hand, and a Related Party, on the other hand, and the Plans or (c) agreements entered into between the Company or a Subsidiary, on the one hand, and a Subsidiary, on the other hand.

SECTION 4.09. Permits/Compliance with Laws. Except as set forth on Schedule 4.09, (a) the Company and each Subsidiary have, since January 1, 2010, possessed and currently possess all material licenses, approvals, clearances, registrations, exemptions, authorizations, consents, permits or other similar authorizations of Governmental Authorities (collectively, “Permits”) required under all applicable Laws to own, lease, license and operate its properties and assets and to carry on its business or relating to or affecting its material assets or property (other than Permits relating to regulatory matters, which are governed by Section 4.19(a) hereof), (b) there is no proceeding by or before any Governmental Authority pending or, to the knowledge of the Company, threatened in writing regarding the revocation of any such Permit or a declaration of any such Permit as invalid, (c) the Group Companies are not in default, and, to the knowledge of the Company, no condition exists that with notice or lapse of time or otherwise would be reasonably likely to constitute a default under, or give to others any right of termination, limitation, modification, amendment, acceleration, suspension or cancellation of, any Permit and (d) no Permit shall be terminated, revoked or materially impaired or become terminable, in whole or in part, as a result of the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; provided that this Section 4.09 does not apply with respect to Permits required under Environmental Laws, which are governed by Section 4.14 hereof. Except as set forth on Schedule 4.09, the Company and each Subsidiary has, since January 1, 2010, been and currently is in compliance in all material respects with such Permits and with all Laws and Orders applicable to it or by or to which any of its properties or assets is bound or subject, and (1) neither the Company nor any Subsidiary has received any notice alleging non-compliance, and (2) to the knowledge of the Company, neither the Company nor any of its Subsidiaries are under investigation with respect to or has been threatened to be charged with non-compliance of such Permits, Laws and Orders (other than in each case of clauses (1) and (2), (i) ERISA and other Laws regarding employee benefit matters, which are governed by Section 4.11 hereof, (ii) Environmental Laws, which are governed by Section 4.14 hereof, (iii) Labor Laws, which are governed by Section 4.16 hereof, (iv) Tax Laws, which are governed by Section 4.19 hereof and (v) Laws relating to regulatory matters, which are governed by Section 4.19(a) hereof).

SECTION 4.10. No Undisclosed Liabilities. Except (a) as reserved against in the Financial Statements, (b) as set forth on Schedule 4.10, (c) for liabilities incurred in the ordinary course of business and consistent with past practice since September 30, 2013, (d) for liabilities under an executory portion of a Contract that have not yet been performed, (e) for liabilities under this Agreement or liabilities incurred in accordance with the terms hereof in connection with the transactions contemplated hereby or (f) as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of the Subsidiaries has any liabilities or obligations of any nature (whether known or unknown accrued, absolute, contingent or otherwise, or whether due or to become due) required by GAAP to be set forth on a consolidated balance sheet of the Company or in the related financial statement footnotes. None of the Group Companies maintains any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Exchange Act.

SECTION 4.11. Employee Benefit Plans/ERISA.

(a) Schedule 4.11(a) sets forth a true and complete list of each material Plan. With respect to each material Plan, the Company has made available to Purchaser complete and correct copies of each of the following documents, as applicable: (i) a copy of the Plan (including all amendments thereto); (ii) a copy of the most recent Form 5500 and annual report, if any, required under ERISA or the Code; (iii) a copy of the most recent Summary Plan

Description, if any, required under ERISA and any employee communications relating to any Plan that could give rise to any material liability; (iv) if the Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including all amendments thereto); and (v) if the Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (or with respect to the foregoing items, the equivalent thereto required by any foreign Governmental Authority). Neither the Company nor any of its Subsidiaries has formally communicated to any current member of the Company’s management any intention or commitment to amend or modify any Plan affecting management.

(b) (i) No Plan is subject or has in the past three years been subject to Title IV of ERISA; (ii) no Plan is a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA; and (iii) no Plan is a plan described in Section 4063(a) of ERISA. No Group Company has any current or contingent liability or obligation with respect to any plan that is or was subject to Section 412 of the Code or Title IV of ERISA, or as a consequence of at any time being considered a single employer under Section 414 of the Code with any other Person.

(c) Each Plan was established and has been maintained, funded and administered in accordance with its terms and in compliance with applicable Laws, including, without limitation, ERISA and the Code and any similar foreign Laws, except for such instances of noncompliance which would not have a Material Adverse Effect. Except as set forth on Schedule 4.11(c), no Group Company has any obligation to provide any retiree or post-termination welfare benefits other than as required to avoid the excise tax under Section 4980B of the Code or any similar provision of state, local or foreign Law. All contributions and premiums required to have been paid by the Company, any of its Subsidiaries or any of its ERISA Affiliates to any Plan or any current or former employee or service provider under the terms of any Plan or its related trust, insurance contract or other funding arrangement, or pursuant to any applicable Law (including ERISA and the Code or any equivalent foreign Law) or collective bargaining agreement or similar agreement with any Labor Organization have been paid on or before the due date thereof.

(d) Each Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code or any similar foreign Law, and the trust (if any) forming a part thereof, has received a favorable determination letter from the Internal Revenue Service or, if applicable, any equivalent foreign Governmental Authority) to the effect that it is so qualified and, to the knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect such qualification.

(e) There are no pending or, to the knowledge of the Company, threatened claims, litigations or Governmental Authority audits with respect to any Plan, by any employee or beneficiary covered under any Plan or otherwise involving any Plan (other than routine claims for benefits).

(f) Except as set forth in this Agreement or as set forth on Schedule 4.11(f), neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby (alone or together with any other event which standing alone would not by itself trigger such entitlement or acceleration) will (i) entitle any current or former director, officer, employee or other service provider of the Company or any Subsidiary to severance pay, unemployment compensation, termination pay or withdrawal liability, or any other payment from the Company or any Subsidiary, or (ii) result in any payment becoming due or accelerate the time of payment, funding or vesting (other than the vesting of Options in connection with the Closing), or increase the amount of compensation or benefit due any such director, officer, employee or other service provider.

(g) Except as set forth on Schedule 4.11(g), neither the Company nor any of the Subsidiaries is a party to any agreement, plan, contract or arrangement that could result, upon consummation of the transactions contemplated hereby (alone or together with any other event which standing alone, would not by itself trigger such payment), in the payment or series of payments of any “excess parachute payments” within the meaning of Section 280G of the Code. Neither the Company nor any Subsidiary has any indemnity or gross-up obligation on or after the Effective Time for any Taxes imposed under Section 4999 or Section 409A of the Code.

(h) Each Option (i) has an exercise price at least equal to the fair market value of the Common Stock on a date no earlier than the date of the corporate action authorizing the grant, (ii) has not had its exercise date or grant date delayed or “back-dated,” and (iii) has been issued in compliance with all applicable Laws and properly accounted for in all material respects in accordance with GAAP.

(i) Without limiting the generality of Section 4.11(a) through Section 4.11(h) above, with respect to each Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States Law also applies) (a “Foreign Plan”): (i) each Foreign Plan required to be registered has been registered and has been maintained in good standing in all material respects with applicable regulatory authorities and (ii) no Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA).

(j) Notwithstanding any other provision of this Agreement, the representations and warranties contained in Section 4.03, Section 4.04, Section 4.10 and Section 4.11(a) through Section 4.11(i) constitute the sole and exclusive representations and warranties of the Company relating to ERISA and other Laws relating to employee benefit matters.

SECTION 4.12. Material Contracts. Schedule 4.12 sets forth all Material Contracts (other than the Intellectual Property agreements set forth on Schedule 4.18(b)). As used in this Agreement, “Material Contracts” means all of the following types of Contracts to which the Company or any Subsidiary is bound, or to which the assets or properties of the Company or any Subsidiary is bound, as of the date hereof (other than with respect to real property leases, which are addressed in Section 4.15) (together with the Intellectual Property agreements set forth on Schedule 4.18(b)):

(a) any Contract that contains a non-competition covenant or other similar provision that limits the freedom of the Company or any of the Subsidiaries from operating in any line of business or in any geographic location that is material to the business of the Company and its Subsidiaries, taken as a whole;

(b) any employment, severance, termination or consulting Contract or similar arrangement with an individual calling for cash payments in the aggregate in excess of $350,000 in any 12 month period;

(c) any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which the Company or any Subsidiary will be required after the date of this Agreement to pay consideration in excess of $2,500,000;

(d) any joint venture, research and development or limited partnership agreement or arrangement involving a sharing of profits, losses, costs or liabilities by the Company or any Subsidiary with any other Person;

(e) any mortgage, indenture, loan or credit agreement, security agreement or Contract relating to Indebtedness (other than intercompany Indebtedness) in any case in excess of $10,000,000;

(f) any Contract whose term exceeds one (1) year and (i) is not cancelable by the Company or any Subsidiary on notice of ninety (90) or fewer days without payment by the Company or any Subsidiary and (ii) involves aggregate annual payments by the Company or any Subsidiary in excess of $5,000,000;

(g) any Contract for the sale of any of the assets of the Company or any Subsidiary (whether by merger, sale of stock, sale of assets or otherwise) or for the grant to any Person of any preferential rights to purchase any of its assets (whether by merger, sale of stock, sale of assets or otherwise), in each case, which is material to the business of the Group Companies, taken as a whole (other than any Contract that provides for the sale or disposition of inventory, raw materials or equipment in the ordinary course of business);

(h) any Contract with respect to the acquisition of any Person (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which the Company or any of its Subsidiaries has (x) continuing indemnification obligations or (y) any “earn-out” or similar contingent payment obligations, in each case, in excess of $5,000,000 (other than any Contract that provides for the acquisition of inventory, raw materials or equipment in the ordinary course of business);

(i) any Contract that contains a right of first refusal, first offer or first negotiation with respect to an asset that is material to the Group Companies, taken as a whole;

(j) any Contract relating to the ownership, management or control of any Person in which the Company or any Subsidiary owns any equity interest other than direct and indirect wholly-owned Subsidiaries of the Company or another Subsidiary; and

(k) any distribution service agreements involving annual sales in excess of $2,500,000;

(l) any Contract involving the settlement, conciliation or similar agreement in respect of the resolution of any Litigation with respect to which, as of the date hereof, (i) any unpaid amount exceeds $500,000 in the aggregate, or (ii) conditions precedent to the settlement have not been satisfied;

(m) any Contract that provides for any exclusive dealing or any minimum purchase obligations or requirements-based purchases in amounts in excess of $1,000,000 in the aggregate;

(n) any Contract with a “Most Favored Nation” or other similar provision;

(o) any Contract that requires any capital commitment or capital expenditure (or series of related capital expenditures) by the Company or any of its Subsidiaries in an amount in excess of $10,000,000 in the aggregate;

(p) any sole source supply Contracts for the purchase of inventory or other goods or services that are otherwise not generally available and which involve annual payments in excess of $2,500,000 in the aggregate;

(q) any collective bargaining or similar agreement with any Labor Organization; or

(r) any amendment, supplement or modification (whether written or, to the knowledge of the Company, oral) in respect of any of the foregoing.

The Company has made true and complete copies of every written Material Contract available to Purchaser. Except as would not reasonably be expected to have a Material Adverse Effect, each Material Contract is a valid and binding agreement of the Company or a Subsidiary, enforceable against the Company or such Subsidiary in accordance with its terms. Except as would not reasonably be expected to have a Material Adverse Effect, (i) neither the Company nor any of the Subsidiaries is, or to the knowledge of the Company is any other party, in default in any material respect under any Material Contract, and (ii) to the knowledge of the Company, there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a material default under any Material Contract.

SECTION 4.13. Personal Property. Except as set forth on Schedule 4.13 or as would not reasonably be expected to have a Material Adverse Effect, the Company or a Subsidiary, as applicable, has good and valid title to, or a valid and enforceable right to use, all of the material tangible properties, assets and rights used or held for use in connection with the business of the Company and the Subsidiaries as of the date hereof (the “Assets”). Except as set forth on Schedule 4.13 or as would not reasonably be expected to have a Material Adverse Effect, as of the date hereof, the tangible Assets are in good operating condition (except for normal wear and tear and deferred maintenance). This Schedule 4.13 does not relate to real property, which is the subject of Section 4.15, or intellectual property, which is the subject of Section 4.18.

SECTION 4.14. Environmental Matters.

(a) Except as set forth on Schedule 4.14(a) or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and each of the Subsidiaries are and have been in compliance with all applicable Environmental Laws (which compliance includes and has included the possession by the Company and each of the Subsidiaries of all Permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof).

(b) Except as set forth on Schedule 4.14(b), as of the date hereof, (i) there is no Litigation pursuant to Environmental Law pending or, to the knowledge of the Company, threatened in writing against the Company or any Subsidiary or affecting any of their respective properties or assets which, if adversely determined would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) neither the Company nor any Subsidiary is a party to or subject to, or in default under, any Order issued pursuant to Environmental Law that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) To the knowledge of the Company, as of the date hereof, neither the Company nor any Subsidiary has received any notice, information request or notice of potential liability under the Comprehensive Environmental Response, Compensation and Liability Act or any other Environmental Law that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and except as set forth on Schedule 4.14(d), to the knowledge of the Company, there are and have been no Hazardous Materials present in the environment including any associated with the Facilities that requires remedial action, investigation or monitoring by, or would give rise to liability of, the Company or the Subsidiaries pursuant to applicable Environmental Law.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company, any Subsidiary nor any other Person has managed, disposed of, Released or exposed any Person to any Hazardous Materials.

(f) To the knowledge of the Company, neither the Company nor any Subsidiary has assumed, undertaken or provided an indemnity with respect to any liability of any other Person under Environmental Laws or relating to any Hazardous Materials.

(g) Notwithstanding any other provision of this Agreement, the representations and warranties contained in Section 4.06, Section 4.10, and Section 4.14(a) through Section 4.14(f) constitute the sole and exclusive representations and warranties of the Company relating to Environmental Laws.

SECTION 4.15. Real Property.

(a) Schedule 4.15(a) sets forth a true, correct and complete list of all real property owned by the Company or any Subsidiary (the “Owned Realty”), and sets forth for each such Owned Realty the name of the owner of such property.

(b) The Company or one of the Subsidiaries has good, record and marketable fee simple title (or equivalent in the jurisdiction in which such Owned Realty is located) to the Owned Realty and good leasehold title to the Leased Realty, in each case, free and clear of any and all Liens, except for Permitted Liens. All material buildings, structures, improvements, fixtures, building systems and equipment, and all material components thereof, included in the Owned Realty are in good condition and repair in all material respects, ordinary wear and tear excepted, and sufficient for the operation of the business as currently conducted thereon, and there are no material structural deficiencies or material latent defects affecting any of such improvements.

(c) Schedule 4.15(c) sets forth a true, correct and complete list of all leases, subleases and other agreements (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) under which the Company or any of the Subsidiaries leases or occupies any real property (the “Leases”; the property demised under such Leases is referred to herein as the “Leased Realty”), but excluding Leases with respect to warehouses and other storage facilities. To the knowledge of the Company, each Lease is in full force and effect and is the valid and binding obligation of each party thereto in accordance with its terms. There is not under any Lease (i) any existing material default by the Company or any Subsidiary or, to the knowledge of the Company, any other party thereto, or (ii) to the knowledge of the Company, any condition or event which, with notice or lapse of time, or both, would constitute such a default, or permit the termination, modification or acceleration of rent under such Lease.

(d) All water, oil, gas, electrical, steam, compressed air, telecommunications, sewer, storm and waste water systems and other utility services or systems for the Owned Realty have been installed and are operational and sufficient for the operation of the business as currently conducted thereon, and all hook-up fees or other similar fees or charges have been paid in full, in each case, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 4.16. Labor Matters.

(a) Except as set forth on Schedule 4.16(a), neither the Company nor any Subsidiary is a party to any collective bargaining agreement or similar agreement with any labor union, labor organization, works council, trade union, or employee representative (collectively “Labor Organization”).

(b) No material grievance, arbitration or other Litigation arising out of or under any collective bargaining agreement or similar agreement with a Labor Organization is pending, and to the knowledge of the Company, no such grievance or arbitration proceeding is, or since January 1, 2011, has been threatened in writing.

(c) Since January 1, 2012, there has not been, nor is there pending or, to the knowledge of the Company, threatened in writing, (i) any material labor dispute between the Company or any Subsidiary and any Labor Organization, or any material strike, work slowdown, work stoppage, picketing or lockout involving any employee of the Company or any Subsidiary or affecting the Company or any Subsidiary or (ii) any Labor Organization organizing or purporting to represent, or union election activity involving, any employee of the Company or any Subsidiary.

(d) Each of the Company and its Subsidiaries is, and has been since January 1, 2012, in compliance in all respects with (A) all federal, state, local and foreign labor and employment-related Laws regarding labor and employment practices, including without limitation conditions of employment, termination, occupational safety and health, and wages and hours, immigration, employment discrimination, disability, classification of workers as exempt or nonexempt or as employees as independent contractors, unemployment insurance and any bargaining or other obligations under the National Labor Relations Act or applicable foreign Law (collectively, “Labor Laws”) and (B) all of its obligations arising as a result of its relationship with any Labor Organization in any jurisdiction in which the Company or any of its Subsidiaries is located, except in the case of either (A) or (B) as would not be reasonably expected to have a Material Adverse Effect.

(e) Since January 1, 2012, there has not been, nor as of the date hereof is there pending, or to the knowledge of the Company, threatened in writing any material labor or employment-related Litigation against the Company or any Subsidiary nor is the Company or any Subsidiary party to, subject to, or in default under any labor or employment-related Order.

(f) Except as set forth on Schedule 4.16(f), since January 1, 2011, neither the Company nor any Subsidiary has implemented any plant closings or employee layoffs that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar or related Law (collectively, the “WARN Act”).

(g) Notwithstanding any other provision of this Agreement, the representations and warranties contained in Section 4.16(a) through Section 4.16(f) constitute the sole and exclusive representations and warranties of the Company relating to collective bargaining matters or Labor Laws.

SECTION 4.17. Insurance. Schedule 4.17 contains a complete and correct list of all material insurance policies maintained as of the date hereof by or on behalf of the Company and each Subsidiary. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, (i) all such policies are in full force and effect, (ii) no notice of default or termination has been received in respect thereof and (iii) all premiums due thereon have been paid. There are no material claims by the Company or any of its Subsidiaries pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any material insurance policy of the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has any self-insurance or co-insurance programs.

SECTION 4.18. Intellectual Property.

(a) Schedule 4.18(a) contains a correct and complete list of the following Intellectual Property owned by the Company and each of the Subsidiaries, and, the following Intellectual Property co-owned by the Company and each of the Subsidiaries (the “Company Registered Intellectual Property”): (i) all Patents and pending Patent applications; (ii) all registered Trademarks and pending Trademark applications; (iii) domain names; and (iv) all registered Copyrights, in each case (other than with respect to domain names) listing, as applicable, (A) the title of the application or registration, (B) the name of the applicant/registrant and current owner, (C) the jurisdiction where the application/registration is issued or pending and (D) the application or registration number. To the knowledge of the Company, all of the material Company Registered Intellectual Property is valid, subsisting and enforceable, and none of the material Company Registered Intellectual Property is the subject of any opposition, cancellation, interference, reissue or reexamination proceeding or other challenge to the validity or enforceability thereof. None of the material Owned Company Intellectual Property is subject to any outstanding Order or settlement restricting or otherwise limiting the use, validity, enforceability, disposition or exploitation thereof or any right, title or interest of any of the Group Companies with respect thereto.

(b) Schedule 4.18(b) separately contains a correct and complete list of (i) all material Third-Party Intellectual Property Licenses (other than in respect of Commercially Available Software), (ii) all material agreements under which the Company and each of the Subsidiaries has licensed to others the right to use any of the Owned Company Intellectual Property and (iii) all agreements that contain covenants not to sue with respect to material Owned Company Intellectual Property or Intellectual Property exclusively licensed to the Company or any of its Subsidiaries.

(c) To the knowledge of the Company, the Company and the Subsidiaries solely own or co-own, or have a valid written license to use, all of the Company Intellectual Property free and clear of all Liens (other than Permitted Liens).

(d) Except as set forth on Schedule 4.18(d), to the knowledge of the Company, there are no material unauthorized uses, disclosures, infringements or violations of any Owned Company Intellectual Property.

(e) To the knowledge of the Company, the manufacture, use, provision and sale of the Company’s and the Subsidiaries’ products and services in the businesses of the Company and the Subsidiaries as currently conducted, does not infringe, misappropriate or violate the Intellectual Property of any Person. Except as set forth on Schedule 4.18(e), there is no pending or, to the knowledge of the Company, threatened (in writing), claim or assertion to which the

Company or any of the Subsidiaries is a party, and there has been no such claim or written assertion in the past four (4) years, asserting that the Company’s or any of the Subsidiaries’ use or exploitation of any Company Intellectual Property or the conduct of the business of the Company and the Subsidiaries infringes, misappropriates or violates the Intellectual Property of any Person.

(f) Except as set forth on Schedule 4.18(f), no funding, Intellectual Property, facilities, personnel or other resources of any Governmental Authority, university or other academic institution, research center or other Person has been used in connection with the development or creation of any Owned Company Intellectual Property that is material to any of the Company’s and the Subsidiaries’ products or services. The Company and the Subsidiaries are in material compliance with all policies and procedures that are conditions to the use of any funding, Intellectual Property, facilities, personnel or other resources set forth on Schedule 4.18(f). No Person has or has asserted in writing to the Company or any of the Subsidiaries, any claim of, any joint ownership, joint inventorship or any other right, title or interest in or to any Owned Company Intellectual Property that is material to any of the Company’s and the Subsidiaries’ products or services.

(g) The Company and the Subsidiaries have taken commercially reasonable actions to maintain and protect the secrecy, confidentiality and value of material trade secrets and other material confidential information included in the Company Intellectual Property, consistent with industry practices.

(h) The Company and each of the Subsidiaries are in compliance in all material respects with all applicable contractual and legal requirements pertaining to data protection or information privacy and security, including any privacy policy concerning the collection or use of such data or information used in the businesses of the Company and the Subsidiaries. The Company and the Subsidiaries have not in the past four (4) years experienced any material breach in security or any incident of unauthorized access, disclosure, use, destruction or loss of any such data or information or confidential Intellectual Property.

(i) Notwithstanding any other provision of this Agreement, the representations and warranties contained in Section 4.04, Section 4.06, Section 4.07, Section 4.08, Section 4.09, Section 4.10, Section 4.12, and Section 4.18(a) through 4.18(h) constitute the sole and exclusive representations and warranties of the Company relating to Intellectual Property matters.

SECTION 4.19. Taxes.

(a) The Company and each of the Subsidiaries has (i) timely filed or caused to be timely filed with the appropriate Governmental Authorities all material Tax Returns required to be filed by it and (ii) timely paid all Taxes (whether or not shown on such Tax Returns) that are due and payable to the appropriate Governmental Authority, except to the extent such amounts are being contested in good faith and properly reserved for on the Financial Statements in accordance with GAAP. All such material Tax Returns are true, correct and complete in all material respects. Nothing in this previous sentence shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax Asset of the Company or any of the Subsidiaries.

(b) All accounting entries (including charges and accruals) for Taxes with respect to the Company and its Subsidiaries reflected on the most recent Financial Statements (excluding any provision for deferred income taxes reflecting either differences between the treatment of items for accounting and income tax purposes or carryforwards) are adequate to cover any material Tax liabilities accruing through September 30, 2013.

(c) Except as set forth on Schedule 4.19(c), all U.S. and Canadian federal income Tax Returns filed with respect to Tax years of the Company and its Subsidiaries through the Tax year ended September 30, 2007 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. There are no outstanding waivers or agreements regarding the application of the statute of limitations with respect to any material Taxes or Tax Returns of the Company or any of the Subsidiaries. To the knowledge of the Company, there is no power of attorney related to Taxes outstanding with respect to the Company or any of its Subsidiaries.

(d) Except as set forth on Schedule 4.19(d), (i) no federal, state, local or foreign audits or other administrative proceedings have been formally commenced or are presently pending with regard to any material Taxes or material Tax Returns of the Company or any of the Subsidiaries for which the Company or the Subsidiaries has not made adequate provisions for on the Financial Statements (in accordance with GAAP), and (ii) no written notification has been received by the Company or any of the Subsidiaries that such an audit or other proceeding or investigation has been proposed or threatened. No written notification of an adjustment that would materially increase the Tax liability, or materially reduce any Tax Asset, of the Company or any Subsidiary has been made, proposed or threatened by a Governmental Authority during any audit of any taxable period which would reasonably be expected to be made, proposed or threatened in an audit of any subsequent taxable period.

(e) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f) Neither the Company nor any of the Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing agreement or similar contract or arrangement with respect to a material amount of Taxes other than with respect to consolidated Tax Returns of a consolidated group of which the Company is the parent (other than pursuant to customary commercial contracts not primarily related to Taxes).

(g) There are no Liens for Taxes upon any assets of the Company or any of its Subsidiaries, except for Liens for Permitted Liens.

(h) The Company and each of its Subsidiaries have timely deducted, withheld and paid to the appropriate Governmental Authority all material Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(i) Except as set forth on Schedule 4.19(i), no claim has ever been made in writing within the past three (3) years by a Governmental Authority that the Company or any of its Subsidiaries is or may be subject to taxation in a jurisdiction in which the Company or the relevant Subsidiary, as applicable, does not file Tax Returns.

(j) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Section 1.6011-4 of the Treasury Regulations within the past three (3) years.

(k) Except as set forth on Schedule 4.19(k), neither the Company nor any of its Subsidiaries (i) is or has been since 2008 a member of a combined, consolidated, unitary, affiliated or other similar group (other than a group of which the Company is the common parent), or (ii) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations or any similar provision of state, local or foreign Law, or as a transferee or successor.

(l) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign income Tax law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date or (iii) any election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign law) made with respect to any Pre-Closing Tax Period. Neither the Company nor any of its Subsidiaries is a party to a “gain recognition agreement” within the meaning of the Treasury Regulations under Section 367 of the Code. No withholding of Taxes is required in connection with the payment of the Per Share Merger Consideration.

(m) Neither the Company nor any of its Subsidiaries has received or applied for a Tax ruling that would be binding upon the Company or any of its Subsidiaries after the Closing Date. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries within the past four (4) years. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) that would be binding upon the Company or any of its Subsidiaries after the Closing Date.

(n) Neither the Company nor any of its Subsidiaries has been a party to any distribution occurring in the last two years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied.

(o) Reserved.

(p) Neither the Company nor any of its Subsidiaries is or has been since 2008 a personal holding company within the meaning of Section 542 of the Code.

(q) The Company made or caused to be made valid elections under Section 338 of the Code (and corresponding provisions of state and local law) with respect to the acquisitions of Aptalis Pharma Canada Inc. (fka Axcan Pharma Inc.) and its non-U.S. subsidiaries.

(r) To the knowledge of the Company, where necessary to achieve the reported US federal entity classification of each of the Company and its Subsidiaries, the Company filed or caused to be filed valid entity classification elections on IRS Forms 8832 with respect to such Subsidiaries.

SECTION 4.20. Regulatory Matters.

(a) Each of the Company and the Subsidiaries has obtained and currently possesses all material, necessary and applicable Permits required by any Governmental Authority, including the United States Food and Drug Administration (the “FDA”) or under the Customs & International Trade Laws to permit the design, development, pre clinical and clinical testing, manufacture, labeling, sale, import, export, distribution and promotion of Company and Subsidiary products in jurisdictions where they conduct such activities, except as has not had, and would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Since January 1, 2010, each of the Company and the Subsidiaries has complied and remains in compliance with, and there are no material unresolved questions or claims concerning any liability of the Company or the Subsidiaries with respect to: (i) all applicable Laws, including the Customs & International Trade Laws and the Healthcare Regulatory Laws, and (ii) the terms and requirements of all necessary and applicable Permits required by any Governmental Authority to permit the design, development, pre clinical and clinical testing, manufacture, labeling, sale, import, export, distribution and promotion of the Company or Subsidiary products, except, in each case, where the failure to so comply would not reasonably be expected to have a Material Adverse Effect. There is no (i) civil, criminal, administrative or other action, suit, demand, claim, hearing, proceeding, notice or demand pending, received or, to the Company’s knowledge, threatened in writing or (ii) civil or criminal investigation, audit or inquiry pending, received or, to the Company’s knowledge, threatened, in each case against the Company or the Subsidiaries, or any of their directors, officers or employees which relates to a violation or alleged violation of the Customs & International Trade Laws or the Healthcare Regulatory Laws.

(c) Except as set forth on Schedule 4.20(c), as of the date hereof, there have been no recalls, field notifications, injunctive actions, or other written warnings or seizures ordered or adverse regulatory actions taken (or, to the knowledge of the Company, threatened) by the FDA or any other Governmental Authority with respect to any of the Company or Subsidiary products, including any facilities where any Company or Subsidiary products are produced, processed, packaged or stored, and within the three (3) years preceding the date hereof neither the Company nor the Subsidiaries have, voluntarily nor at the request of any Governmental Authority, initiated or participated in a recall of any Company product or issued any written warning (other than labeling changes that were disclosed to or approved by any Governmental Authority) with respect thereto.

(d) Except as set forth on Schedule 4.20(d), All manufacturing operations of Company products by the Company or its Subsidiaries and, to the knowledge of the Company, for the benefit of the Company and its Subsidiaries, have been since January 1, 2010, and are being, conducted in material compliance with FDA regulations governing current good manufacturing practices, including 21 C.F.R. Parts 210 and 211 and applicable guidance documents, and all applicable similar requirements in countries where such compliance is required.

(e) Except as set forth on Schedule 4.20(e), all preclinical and clinical trials being conducted by or on behalf of the Company that have been submitted to any appropriate Governmental Authority, including the FDA and its counterparts worldwide, in connection with any Permit, are being or have been conducted in compliance in all material respects with the experimental protocols, procedures and controls required pursuant to applicable Laws, including current good clinical practices and the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and the regulations promulgated thereunder, and any applicable state privacy Laws. To the Company’s knowledge, none of the clinical investigators participating in Company trials has been or is disqualified, restricted from participating in such trials or otherwise sanctioned by the FDA or any other Governmental Authority. To the Company’s knowledge, no Person involved in any preclinical and clinical investigations sponsored by the Company has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. §335a(a) or any similar Law or authorized by 21 U.S.C. §335a(b) or any similar Law and there are no proceedings pending or, to the Company’s knowledge, threatened that might reasonably be expected to result in criminal or civil liability or debarment or disqualification by the FDA or any other Governmental Authority. The Company has not received any written notices, correspondence or other written communication from the FDA or any other Governmental Authority, or any institutional review board, requiring the termination, suspension or material modification of any preclinical or clinical trials conducted by, or on behalf of, the Company, or in which the Company has participated.

(f) Except as set forth on Schedule 4.20(f), no product liability claims have been asserted in writing against the Company or the Subsidiaries or, to the knowledge of the Company, threatened in writing against the Company or the Subsidiaries relating to any of their products or product candidates developed, tested, manufactured, marketed, distributed or sold by the Company or the Subsidiaries. There is no judgment, order or decree outstanding against the Company or any of its Subsidiaries relating to product liability claims or assessments.

(g) During the last three (3) years, neither the Company nor the Subsidiaries has received any written notice that any products or materials imported by or on behalf of the Company of the Subsidiaries where the Company or the Subsidiaries is the importer of record, for which final liquidation has not yet occurred, is subject to or otherwise covered by an antidumping duty order or countervailing duty order that remains in effect or is subject to or otherwise covered by any pending antidumping or countervailing duty investigation by agencies of the United States government.

(h) Neither the Company nor any Subsidiary, nor any officer, director or employee of the Company or any Subsidiary, nor, to the knowledge of the Company, any agents,

distributors, and other Persons (including each of their respective officers, directors, employees) acting for or on behalf of the Company or any Subsidiary (the “Relevant Persons”): (i) has been debarred or excluded from any government program related to Company or Subsidiary products; (ii) has been or is designated on any list of any U.S. Governmental Authority, including OFAC’s list of Specially Designated Nationals and Blocked Persons, Commerce’s Denied Persons List, the Commerce Entity List, and the U.S. Department of State’s (“State Department”) Debarred List; (iii) has directly or indirectly participated in any transaction involving such designated person or entity, or any country that is subject to U.S. sanctions administered by OFAC or any applicable U.N., E.U. or other international sanctions regime; (iv) has exported (including deemed exportation) or re-exported, directly or indirectly, any good, technology or services in violation of any applicable U.S. export control or economic sanctions laws, regulations or orders administered by OFAC, Commerce or the State Department; or (v) has directly or indirectly participated in any export, re-export or transaction connected with any purpose prohibited by U.S. export control and economic sanctions laws, including, without limitation, support for international terrorism and nuclear, chemical or biological weapons proliferation’s Debarred List.

(i) To the knowledge of the Company, no officer, employee or agent (in its capacity as agent) of the Company has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy, such as FDA Compliance Policy Guide 120.100. To the knowledge of the Company, neither the Company nor its Subsidiaries has used in any capacity the services of any individual or entity debarred under 21 U.S.C. § 335a(a) or any similar laws, rules or regulations in connection with a product of the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, officers, agents (in the capacity as agent) or employees, has engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under 21 U.S.C. § 335a(a) or any similar laws, rules or regulations.

(j) None of the Company or any of the Subsidiaries is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or other similar written agreements, in each case, entered into with or imposed by any Governmental Authority, other than any such agreement, decree or order that has been previously disclosed in any other filing with a Governmental Authority.

(k) Notwithstanding any other provision of this Agreement, the representations and warranties contained in Section 4.20(a) through Section 4.20(j) (together with Section 4.03, Section 4.04 and Section 4.09) constitute the sole and exclusive representations and warranties of the Company and the Subsidiaries relating to Laws relating to regulatory matters.

SECTION 4.21. Anti-Bribery Matters.

(a) Except as set forth on Schedule 4.21(a), neither the Company nor any of the Subsidiaries, nor any officer, director or employee of the Company or any Subsidiary, nor, to the knowledge of the Company, any Relevant Person, has committed any act that could be deemed a violation of any applicable Anti-Bribery Laws; provided further, without limiting the generality of the foregoing, that neither the Company nor any of the Subsidiaries, nor any officer, director or employee of the Company or any Subsidiary, nor, to the knowledge of the Company, any Relevant Person, has provided, offered, gifted or promised, directly or indirectly, anything of value to any person for the purpose of: influencing any act or decision of such person to do or omit to do any act in violation of their lawful duty, or securing any improper advantage for the benefit of the Company; or

(i) inducing such person to improperly use his or her influence with his or her employer, public or private, to affect or influence any act or decision of such entity, in order to assist the Company in obtaining or retaining business for or with, or directing business to, any person; or

(ii) facilitating efforts of any Person to transact business or for any other improper purpose (e.g., to obtain a tax rate lower than allowed by Law).

(b) Except as set forth on Schedule 4.21(b), as of the date hereof, (i) there is no investigation or Litigation relating to the Company’s or any Subsidiary’s actual or possible violation of any applicable Anti-Bribery Law pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary; and (ii) as of the date hereof, neither the Company nor any Subsidiary has received any allegation, inquiry, information request, or notice of potential liability under any applicable Anti-Bribery Law.

SECTION 4.22. Brokers. No Person is or will become entitled, by reason of any agreement or arrangement entered into or made by or on behalf of the Company or any of its Subsidiaries, to receive any commission, brokerage, finder’s fee or other similar compensation in connection with the consummation of the transactions contemplated by this Agreement, except for (i) J.P. Morgan Securities LLC and Evercore Group, L.L.C., the fees and expenses of which will be Bankers’ Fees and paid in accordance with Section 3.03(b) and (ii) TPG Capital, L.P. pursuant to the Management Services Agreement, the fees and expenses of which will be paid in accordance with Section 3.03(b). The engagement letters with J.P. Morgan Securities LLC and Evercore Group, L.L.C. do not include any obligation on the part of the Company or any of its Subsidiaries to engage J.P. Morgan Securities LLC or Evercore Group, L.L.C. for any future services or any transaction (other than the transactions contemplated by this Agreement).

SECTION 4.23. Disclosure. The Registration Statement, as of the date of its filing, does not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF

PURCHASER AND MERGER SUB

Each of Purchaser and Merger Sub hereby represents and warrants to the Company as follows:

SECTION 5.01. Organization. Each of Purchaser and Merger Sub is duly organized, validly existing and in good standing under the laws of its state of organization and has all requisite power and authority to own, lease and operate all of its properties and assets and to conduct its business as it is now being conducted. Each of Purchaser and Merger Sub is duly qualified or licensed and in good standing to do business as a foreign corporation in each jurisdiction in which the nature of its business, or the ownership, leasing or operation of its properties or assets, makes such qualification necessary, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to (a) have, individually or in the aggregate, a material adverse effect on the ability of Purchaser or Merger Sub to consummate the transactions contemplated hereby or (b) cause a material delay in the ability of Purchaser or Merger Sub to consummate the transactions contemplated hereby (clauses (a) and (b) collectively, a “Purchaser Material Adverse Effect”).

SECTION 5.02. Authority/Binding Effect. Each of Purchaser and Merger Sub has all requisite corporate power and corporate authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Purchaser and Merger Sub, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Purchaser or Merger Sub, as the case may be, and no other action, corporate, or otherwise, on the part of Purchaser or Merger Sub or their respective stockholders is required to authorize the execution, delivery and performance hereof by Purchaser or Merger Sub, and the consummation of the transactions contemplated hereby, except for filing the Certificate of Merger pursuant to the DGCL. This Agreement has been duly executed and delivered by each of Purchaser and Merger Sub and, assuming that this Agreement has been duly authorized, executed and delivered by the Company, constitutes the valid and binding obligation of each of Purchaser and Merger Sub, enforceable against each of Purchaser and Merger Sub in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

SECTION 5.03. Consents and Approvals/No Violation.

(a) Assuming the truth and accuracy of the representations and warranties set forth in Section 4.06(a), the execution, delivery and performance of this Agreement by each of Purchaser and Merger Sub do not, and the performance by each of Purchaser and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby will not, require Purchaser or Merger Sub to obtain any Consent from any Governmental Authority, except (i) for compliance with the applicable requirements, if any, of the HSR Act (and any similar Law enforced by any Governmental Authority regarding preacquisition notifications for the purpose of competition reviews), (ii) for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Purchaser or Merger Sub is qualified to do business, (iii) for Consents that may be required solely by reason of the Company’s (as opposed to any other Third Party’s) participation in the transactions contemplated hereby (which Consents shall be solely the responsibility of the Company), (iv) for Consents or other approvals set forth on Schedule 5.03(a) and (v) for those Consents, the failure of which to be obtained or made would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) Assuming receipt of all approvals, authorizations, consents or waiting period expirations or terminations related to the required Consents described in Section 5.03(a), the execution, delivery and performance of this Agreement by each of Purchaser and Merger Sub do not, and the performance of this Agreement by each of Purchaser and Merger Sub and the consummation of the transactions contemplated hereby will not, (i) conflict with or violate, in any material respect, the Governing Documents of Purchaser or Merger Sub, (ii) conflict with, violate or result in a loss of rights or trigger new obligations under any Law or Order applicable to Purchaser or Merger Sub or by or to which any of their respective properties or assets is bound or subject, or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would constitute a default) under, or give to others any right of termination, amendment, acceleration, or cancellation of, any material contract or permit to which the Purchaser or Merger Sub is a party or by or to which Purchaser or Merger Sub or any of their respective properties or assets is bound or subject, except in the case of clauses (ii) and (iii) above, for such conflicts, violations, breaches, defaults or rights that would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 5.04. Absence of Litigation. As of the date hereof, (a) there is no Litigation pending or, to the knowledge of Purchaser or Merger Sub, threatened in writing against Purchaser or Merger Sub or affecting any of their respective properties or assets which, if adversely determined, would reasonably be expected to have a Purchaser Material Adverse Effect and (b) neither Purchaser nor Merger Sub is a party to or subject to, or in default under, any Order that has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 5.05. Operations of Merger Sub. Merger Sub has not (a) engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby or (b) incurred any liabilities other than in connection with its formation and the transactions contemplated hereby.

SECTION 5.06. Reserved.

SECTION 5.07. Available Funds.

(a) Purchaser and Merger Sub have available, or will have available prior to the Closing, in the United States unrestricted immediately available U.S. dollar funds (in the form of cash-on-hand or available undrawn borrowings under credit facilities) sufficient to pay the Total Enterprise Value and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and to pay all related fees and expenses. Purchaser has or will have prior to the Closing the financial resources and capabilities to fully perform all of its obligations under this Agreement. Purchaser and Merger Sub acknowledge and agree that neither the obligations of Purchaser or Merger Sub under this Agreement nor the consummation of the Merger or the other transactions contemplated by this Agreement are contingent on the availability or the receipt by Purchaser or Merger Sub of any third party financing or the proceeds thereof.

(b) Purchaser has delivered to the Company, on or prior to the date of this Agreement, a true and complete copy of an executed commitment letter among Parent Holdco and Morgan Stanley Senior Funding, Inc., including all exhibits and annexes thereto, and excerpts of those portions of each fee letter associated therewith that contain any conditions to funding (other than fee amounts, pricing caps and other economic terms that could not adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing contemplated by such commitment letter) regarding the terms of the debt financing to be provided thereby (collectively, the “Commitment Letter”), pursuant to which the parties thereto (other than Purchaser) have committed to provide, subject to the terms and conditions set forth therein, debt financing in the amounts set forth therein (the “Debt Financing”). As of the date of this Agreement, (i) the Commitment Letter is (A) a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, each of the other parties thereto, (B) enforceable in accordance with its terms against Purchaser and, to the knowledge of Purchaser, each of the other parties thereto, in each case except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and (C) in full force and effect, (ii) the Commitment Letter has not been amended or modified, (iii) none of the respective obligations and commitments contained in the Commitment Letter have been withdrawn, reduced, terminated or rescinded in any respect, and no such amendment, modification, withdrawal, reduction, termination or rescission is contemplated by Purchaser or, to the knowledge of Purchaser, by any other party thereto and (iv) no event has occurred which (with or without notice or lapse of time, or both) would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Purchaser or, to the knowledge of Purchaser, any other parties thereto under the Commitment Letter. Purchaser has fully paid any and all commitment fees or other fees in connection with the Commitment Letter that are payable on or prior to the date hereof, and will pay in full any such amounts due on or before the Closing Date.

SECTION 5.08. Acquisition of Interests for Investment. Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the Merger. Purchaser is acquiring the stock of the Surviving Corporation for investment and not with a view toward or for sale or in connection with any distribution thereof, or with any present intention of distributing or selling common stock of the Surviving Corporation. Purchaser understands and agrees that the Surviving Corporation Common Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under such Act and in compliance with state, local and foreign securities Laws, in each case, to the extent applicable.

SECTION 5.09. Brokers. No Person is or will become entitled, by reason of any agreement or arrangement entered into or made by or on behalf of Purchaser or Merger Sub, to receive any commission, brokerage, finder’s fee or other similar compensation from the Company or any of its Affiliates in connection with the consummation of the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS

SECTION 6.01. Conduct of Business. Except as otherwise set forth in Schedule 6.01, as required by Law, as expressly permitted, required or contemplated by this Agreement or with the prior written consent of Purchaser, which consent (other than in respect of the matters discussed in the last sentence of this paragraph) shall not be unreasonably withheld, delayed or conditioned, during the period from the date of this Agreement to the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with Article VIII, the Company shall, and the Company shall cause each Subsidiary to, conduct its business in the ordinary course consistent with past practice and the Company shall use commercially reasonable efforts, and the Company shall cause each Subsidiary to use commercially reasonable efforts, to preserve intact its present business organization, to preserve its relationship with customers, suppliers, insurers and other Persons having material business dealings with the Company and its Subsidiaries and to keep available the services of its present officers and key employees. The Company shall, and shall cause each Subsidiary to, manage its cash and working capital consistent with the practices and policies in effect during the twelve months prior to the date hereof. Without limiting the generality of the foregoing, and except as otherwise set forth in Schedule 6.01, as required by Law or as expressly permitted, required or contemplated by this Agreement, during the period from the date of this Agreement through the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with Article VIII, the Company shall not, and the Company shall cause each Subsidiary not to, individually or collectively in the aggregate without the prior written consent of Purchaser, which consent (other than in respect of the matters described in clauses (a), (b), (c), (d), (f), (j), (k), (n), (o), (u), (v) and (y)) shall not be unreasonably withheld, delayed or conditioned:

(a) amend the certificate of incorporation or by-laws or comparable organizational documents of the Company or any Subsidiary;

(b) issue, reissue, sell, pledge, transfer, repurchase, redeem or otherwise acquire, or authorize or propose the issuance, reissuance, sale, pledge, transfer, repurchase, redemption or other acquisition of, shares of capital stock of any class or series, or any securities convertible into capital stock of any class or series (other than upon exercise of Options granted under the Stock Option Plan outstanding on the date hereof or upon the settlement of RSUs outstanding on the date hereof in accordance with their applicable terms as in effect on the date hereof) of the Company or any Subsidiary, or grant or enter into any rights, warrants, options, agreements or commitments with respect to the issuance of such capital stock, convertible securities or other equity securities or amend any terms of any such right, warrant, option, agreement or commitment, or otherwise make any other changes in the equity structure of the Company or any of its Subsidiaries;

(c) declare, set aside or pay any dividend or other distribution (whether payable in cash, stock or other assets) in respect of any class or series of its capital stock, in each case, other than dividends and distributions by a Subsidiary of the Company to the Company or a (wholly-owned Subsidiary of the Company);

(d) adjust, split, combine, subdivide or reclassify any shares of its capital stock or any option, warrant or right relating thereto;

(e) (i) sell, lease, transfer or otherwise dispose of any of its material properties, assets or rights, other than (A) sales of inventory in the ordinary course of business consistent with past practice, (B) dispositions of obsolete or unsalable inventory or equipment or (C) transfers of other material properties, assets or rights in the ordinary course of business consistent with past practice in an amount not to exceed $2,000,000 individually or $5,000,000 in the aggregate; (ii) permit or allow any of its material properties or assets to be subjected to any Lien, restriction or charge other than Permitted Liens; (iii) acquire any properties, assets or rights in the ordinary course of business consistent with past practice in an amount in excess of $2,000,000 individually or $5,000,000 in the aggregate; or (iv) lease any properties with annual base rent in excess of $2,000,000 individually or $5,000,000 in the aggregate, other than renewals of existing leases in the ordinary course of business consistent with past practice;

(f) create, incur, assume or guarantee any Indebtedness, other than (i) pursuant to ordinary course inter-company arrangements among or between the Company and one or more of the Subsidiaries or among or between Subsidiaries of the Company, (ii) borrowings (or incurrence of repayment obligation in respect of letters of credit) under the Credit Agreement or (iii) other Indebtedness of the types described in subsections (c) or (d) of the definition of “Indebtedness” in an amount not to exceed $5,000,000 in the aggregate or (iv) other Indebtedness to the extent that it is repaid prior to the Closing;

(g) change any of the material accounting, financial reporting or tax principles, practices or methods used by the Company or any Subsidiary, except as may be required in order to comply with changes in GAAP or applicable Law, including Tax Laws;

(h) (A) enter into, amend, supplement or terminate any employment, severance, termination, retention or change of control, deferred compensation, bonus, profits-sharing or pension agreement or employee benefit plan, including any of the Plans or anything else that would be a Plan if in effect on the date hereof with any officer, director, employee or consultant of the Company or any Subsidiary (other than (i) in the ordinary course of business consistent with past practice, with respect to any non-executive employee or consultant having annual cash compensation of less than $250,000 and (ii) any such retention or change of control payments that would constitute Stockholders’ Expenses), (B) except in the ordinary course of business and consistent with past practice or as required by applicable Law or Contract in effect on the date hereof that has been provided to Purchaser, grant, announce or make any change in the compensation (including equity or equity-based awards), severance, retention or change of control or termination benefits payable or to become payable to any of its officers, directors, employees or consultants, (C) accelerate the vesting or payment of, or fund or in any other way secure the payment of, compensation or benefits to any of its officers, directors, employees, agents or consultants under any Plan (other than as expressly contemplated by ARTICLE II of this Agreement), or (D) increase salaries, bonuses or other compensation or benefits payable to any of its officers, directors, employees or consultants, except for increases in base salary in the ordinary course of business and consistent with past practice for any non-executive employee or consultant having annual cash compensation of less than $350,000;

(i) except as required by applicable Law or Contract, enter into, adopt, amend or terminate any collective bargaining agreement or other material agreement with any Labor Organization;

(j) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or equity securities of, or by any other manner, any corporation, partnership, joint venture or other entity, other than such transactions entered into in the ordinary course of business consistent with past practice and with purchase prices not in excess of $10,000,000 in the aggregate;

(k) make or authorize any capital expenditures or commitment for capital expenditures, other than such expenditures or commitments in the ordinary course of business consistent with past practice and not in excess of $10,000,000 in the aggregate;

(l) settle or compromise any material Tax liability, audit or assessment, make or change any material election with respect to its Taxes, file any material amended Tax Return, enter into any closing agreement with respect to any material Tax, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(m) enter into any Contract that would be a Material Contract if in effect on the date hereof or amend or terminate any Material Contract (or waive or assign any material right thereunder), other than (i) any of the foregoing effected in the ordinary course of business consistent with past practice and involving a Material Contract calling for future payments or receipts of less than $10,000,000 and with no non-competition or non-solicitation covenant binding on the Group Companies or (ii) renewals of existing Material Contracts with no non-competition or non-solicitation covenant binding on the Group Companies in the ordinary course of business consistent with past practice;

(n) permit the Company or any Subsidiary (other than Subsidiaries that are in the process of dissolution, liquidation or winding up as of the date hereof, as disclosed on Schedule 6.01(n)) to dissolve, wind-up, liquidate or effect a restructuring, recapitalization or other reorganization;

(o) settle or waive any material Litigation;

(p) hire or engage for services any individual with annual cash compensation of more than $350,000 in the aggregate;

(q) make any loans or advances to any of its officers, directors, employees, agents or consultants, other than reimbursements or advances of expenses in the ordinary course of business;

(r) launch a material new marketing or rebranding campaign for any products sold by the Company or any of its Subsidiaries;

(s) enter into any Contract other than on an arm’s length basis, other than Contracts (i) between or among the Company and one or more of its Subsidiaries or (ii) between or among its Subsidiaries;

(t) grant any material discounts to customers, suppliers or distributors, except as provided by any Contract in effect as of the date hereof;

(u) fail to pay or satisfy when due, cancel, delay or otherwise extend the payment date of any of its accounts payable or other liquidated obligations or liquidated liabilities s (in a manner inconsistent with its billing or cash management practices during the twelve months prior to the date hereof),

(v) accelerate the collection of any of its accounts receivable in a manner inconsistent with its billing or cash management practices during the twelve months prior to the date hereof;

(w) sell, license, assign, abandon, or otherwise dispose of any material Company Intellectual Property;

(x) permit (to the extent within the Company’s control) any insurance policy naming the Company or any of its Subsidiaries as a beneficiary or loss payee to lapse, be canceled or expire, unless a new policy with substantially equivalent coverage is in effect as of the date of such lapse, cancellation or expiration;

(y) enter into any new line of business that is material to the Company and its Subsidiaries, taken as a whole; or

(z) enter into an agreement, Contract or other commitment to do any of the foregoing.

SECTION 6.02. Reasonable Best Efforts/Cooperation.

(a) From and after the date of this Agreement, and through the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with Article VIII, each of the parties hereto shall, and the Company shall cause each of the Subsidiaries to, use its respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including satisfaction, but not waiver, of the conditions to Closing set forth in Article VII.

(b) Without limiting the generality of the foregoing, and subject to Section 6.03, 6.04 and 6.05(c), the Company, on the one hand, and Purchaser and Merger Sub, on the other hand, shall each (i) furnish to the other such necessary information and reasonable assistance as the other party may reasonably request in connection with the foregoing, (ii) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a Governmental Authority or a private party, (iii) keep the other party reasonably informed of any communication received or given in connection with any proceeding by a Governmental Authority or a private party, in each case, regarding the transactions contemplated hereby and (iv) permit the other party to review any communication given by it, and consult with each other in advance of any meeting, in connection with any proceeding by a Governmental Authority or a private party, with any other Person and, to the extent permitted by such other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

SECTION 6.03. Consents.

(a) Without limiting the generality of Section 6.02 hereof, each of the parties hereto shall use their respective reasonable best efforts to obtain all material Consents of all Governmental Authorities and other Persons necessary in connection with the consummation of the transactions contemplated by this Agreement prior to the Closing. Notwithstanding the foregoing, none of Purchaser, Merger Sub, any holder of Company Shares, the Company or any Subsidiary shall have any obligation to pay any material fee to any third party (which does not include filing or other fees payable to Governmental Authorities) for the purpose of obtaining any Consent or any costs and expenses of any third party resulting from the process of obtaining such Consents. Each of the parties hereto shall timely make or cause to be made all filings and submissions under Laws and regulations applicable to it as may be required for the consummation of the transactions contemplated by this Agreement.

(b) Within ten (10) Business Days following the date hereof, the Company shall deliver, by any manner permitted by applicable Law, the notice required pursuant to Sections 228 and 262 of the DGCL to each holder of record of capital stock of the Company that has not theretofore executed and delivered the Stockholder Consent and is entitled to such notice under the DGCL (the “Appraisal Notice”). The Appraisal Notice shall comply in all material respects with the DGCL and other applicable Law and shall be subject to review and comment by Purchaser. The Company shall take all actions, and do or cause to be done, all things reasonably necessary, proper or advisable to deliver the Appraisal Notice and any subsequent notice required to be delivered, or subsequent action to be taken with respect to Appraisal Shares, pursuant to the DGCL and other applicable Law. If requested by Purchaser, the Company shall, and shall use commercially reasonable efforts to cause the Sponsors to, exercise their respective rights under Section 4(a) of the Management Stockholders’ Agreement and Section 3.5 of the Stockholders’ Agreement.

SECTION 6.04. Antitrust Notifications and Other Regulatory Approvals.

(a) The parties hereto shall cooperate with each other and shall use their respective reasonable best efforts to prepare and file (i) required or necessary Notification and Report Forms under the HSR Act and the rules and regulations promulgated thereunder with the FTC and the DOJ, (ii) notifications, filings, registrations and other materials required or necessary under any applicable Foreign Antitrust Law and (iii) notifications, filings, registrations or other materials required or necessary to obtain those consents of Governmental Authorities listed on Schedule 6.04(a) (the “Required Purchaser Consents”), in each case, as soon as reasonably practicable following the date of this Agreement (and in the case of clause (i) above, no later than 10 Business Days from and after the date hereof), and shall respond as promptly as practicable to all requests or inquiries received from any Governmental Authority for additional documentation or information. The parties hereto shall also cooperate with each other and shall use their respective reasonable best efforts to make such other filings as are necessary, if any, in other jurisdictions in order to comply with all applicable Laws relating to competition and shall promptly provide any supplemental information or documentation requested by any Governmental Authority relating thereto. All filing fees payable in connection with the notifications, filings, registrations or other materials contemplated by this paragraph shall be paid entirely by Purchaser.

(b) Each party to this Agreement shall promptly notify the other parties of any material communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other parties to review in advance, to the extent permitted by Law, any proposed material communication by such party to any Governmental Authority. No party to this Agreement shall agree to participate in any material meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and applicable Laws, the parties to this Agreement shall coordinate and cooperate fully and promptly with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including those under the HSR Act and any applicable Foreign Antitrust Law. Subject to the Confidentiality Agreement and applicable Laws, the parties to this Agreement shall provide each other with copies of all material correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.

(c) Purchaser agrees to take promptly any and all steps and actions necessary to avoid or eliminate each and every impediment that may be asserted by any Governmental Authority or any other Person with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur expeditiously, but in no case later than the Termination Date, including, as applicable, (i) providing information to such Persons and (ii) proposing, negotiating, committing to or effecting, by consent decree, hold separate order or otherwise, (A) the sale, divesture or disposition of, or holding separate (through the establishment of a trust or otherwise), such of its and its Affiliates’ assets, properties and business and of the assets, properties and businesses of the Surviving Corporation and the Subsidiaries, (B) the termination, modification or extension of existing relationships and contractual rights and obligations of it, its Affiliates, the Surviving Corporation and the Subsidiaries, (C) the establishment or creation of relationships and contractual rights and obligations of it, its Affiliates, the Surviving Corporation and the Subsidiaries, (D) the termination of any relevant venture or other arrangement and (E) any other change or restructuring of Purchaser, its Affiliates, the Surviving Corporation and the Subsidiaries, in each case, as may be required to be taken in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other Order in any Litigation, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby or that would make the consummation of the Merger in accordance with the terms of this Agreement unlawful; provided, however, Purchaser shall have the right to determine, in its sole discretion, whether to sell, divest or dispose of the assets, properties and businesses of Purchaser or its Affiliates, on the one hand, or the assets, properties and businesses of the Surviving Corporation and the Subsidiaries, on the other hand, or any combination thereof, in order to avoid the entry of, or to effect the dissolution of, any decree, order, judgment, injunction, temporary restraining order or other Order in any Litigation; provided, further, that for this purpose, Purchaser shall have no obligation hereunder to consummate any of the transactions described in clause (ii) above prior to the Closing. In addition, Purchaser shall oppose, through and including Litigation on the merits (and any appeals with respect thereto), any claim asserted in court or other forum by any Person in order to avoid entry of, or to have vacated or terminated, any decree, Order or judgment (whether temporary, preliminary or permanent) that would restrain or prevent the Closing by the Termination Date.

(d) In the event Purchaser or the Company receives a second request under the HSR Act or any similar inquiry or request under applicable Foreign Antitrust Laws in connection with the transactions contemplated by this Agreement, such party shall promptly comply with such request if necessary (i) as provided by Section 7A(e) of the HSR Act or (ii) as otherwise provided under applicable Foreign Antitrust Laws. For purposes of this provision, a party shall be deemed to have complied with any such request by providing a response that the party in good faith believes to be in substantial compliance and by certifying in writing to the other parties its prompt, substantial compliance. In the event that a party receives a subpoena or civil investigative demand requesting materials and information similar to that usually demanded in a second request under the HSR Act or any similar inquiry or request under applicable Foreign Antitrust Laws, such party shall promptly comply with such subpoena or civil investigative demand. In the event the Governmental Authority disputes the adequacy of compliance by a party with respect to a second request under the HSR Act or any similar inquiry or request under applicable Foreign Antitrust Laws, subpoena or civil investigative demand, such party shall endeavor to satisfy the Governmental Authority so as to minimize any delay in the conduct or resolution of the investigation.

(e) From the date of this Agreement through the date (i) of termination of the required waiting periods under the HSR Act and all applicable Foreign Antitrust Laws and (ii) the Required Purchaser Consents are obtained, the Company and its Affiliates, and the Purchaser and its Affiliates, shall not take any action that could reasonably be expected to hinder or delay, as applicable, the obtaining of clearance or the expiration of the required waiting periods under the HSR Act and such applicable Foreign Antitrust Laws, or the obtaining of the Required Purchaser Consents from the applicable Governmental Authorities.

SECTION 6.05. Access to Information.

(a) Subject to the terms of the Confidentiality Agreement and applicable Laws, during the period from the date of this Agreement through the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with Article VIII, the Company shall, and shall cause the Subsidiaries to, (i) permit Purchaser and its advisors, accountants, attorneys, authorized representatives and financing sources to have full access, during regular business hours and upon reasonable notice, to the offices, facilities, assets, properties, management-level employees, books and records of the Company and the Subsidiaries, (ii) shall furnish, or cause to be furnished, to Purchaser, such financial, tax and operating data and other information with respect to such entities and their respective offices, facilities, assets, properties, employees, businesses and operations as Purchaser shall from time to time reasonably request and (iii) instruct the directors, officers, employees, advisors, attorneys, financial advisors, authorized representatives and accountants of the Company and its Subsidiaries to cooperate with Purchaser in its investigation (including tax structuring) of the Company and its Subsidiaries. All access and investigation pursuant to this Section 6.05 shall be coordinated through the Company’s General Counsel and shall be conducted at Purchaser’s expense and in such a manner as not to unreasonably or materially interfere with the normal operations of the businesses of the Company and the Subsidiaries. Notwithstanding anything herein to the contrary, neither the Company nor any of the Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or materially prejudice the rights of its customers, or if the Company believes in good faith based upon the advice of counsel that such access or disclosure would jeopardize the attorney-client privilege or attorney work-product privilege from disclosure of the Company or the Subsidiaries or contravene any Law or any

Contract of the Company or of the Subsidiaries entered into prior to the date of this Agreement; provided, that the Company and its Subsidiaries will attempt in good faith to make such alternative arrangements as may be reasonably necessary to provide the relevant information to Purchaser in a way that would not risk waiver of such privilege, immunity or protection or contravene such Law or agreement. Notwithstanding anything to the contrary contained herein, prior to the Closing, (i) without the prior written consent of the Company, Purchaser shall not contact any vendor to, or customer of, the Company or any Subsidiary with respect to the Company, any Subsidiary or the transactions contemplated by this Agreement, and provided that the Company shall have the right to have a representative present during any such contact in the event that it consents to such contact, and (ii) Purchaser shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of the Subsidiaries without the prior written consent of the Company (which consent may be withheld for any reason).

(b) Purchaser shall, and shall cause the Surviving Corporation to, preserve and keep the records held by them relating to the respective businesses of the Company and the Subsidiaries prior to the Effective Time for a period of seven (7) years from the Closing Date (or longer if required by applicable Law) and shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance notice, as may be reasonably required by any Eligible Holder in connection with any insurance claims by, Litigation or Tax audits against, governmental investigations of, or compliance with legal requirements by, any Eligible Holder or any of their respective Affiliates. All out-of-pocket costs incurred in providing access pursuant to this Section 6.05(b) shall be at the applicable Eligible Holder’s expense.

(c) The parties shall hold, and shall cause their respective Affiliates, advisors, accountants, attorneys and representatives to hold, any non-public information so provided to one another in connection with the transactions contemplated by this Agreement in confidence in accordance with the provisions of the Confidentiality Agreement.

SECTION 6.06. Public Statements. Except as required by applicable Law or the rules and regulations of any stock exchange upon which Purchaser’s, the Company’s, the Surviving Corporation’s, any Eligible Holder’s or any of their respective Affiliates’ securities are traded, in which event the parties shall consult with each other in advance and provide the non-disclosing party a reasonable opportunity to review and comment on any such disclosure, no press release or other public announcement, statement or comment in response to any inquiry relating to the transactions contemplated by this Agreement shall be issued, made or permitted to be issued or made by any party to this Agreement or any of its Affiliates or representatives without the prior written consent of the other parties hereto; provided, however, that any Affiliate of an Eligible Holder may disclose the transactions contemplated by this Agreement and any material term hereof to its investors and potential investors in the ordinary course of business. The Company shall not make any communications to employees with respect to the transactions contemplated by this Agreement containing information that has not been previously publicly disclosed in a press release or which is inconsistent with such previously disclosed information without first consulting with Purchaser and providing Purchaser with a reasonable opportunity to comment.

SECTION 6.07. Indemnification of Directors and Officers.

(a) For a period of six (6) years after the Closing, Purchaser shall cause the Governing Documents of the Surviving Corporation and its Subsidiaries, or any successor to the Surviving Corporation or any of its Subsidiaries, to contain provisions that are no less favorable with respect to the exculpation, indemnification or advancement of expenses of any Persons who at any time prior to or at the Effective Time are or were officers or directors (or their equivalent) of the Company or any Subsidiary (each, a “D&O Indemnified Person”) with respect to acts or omissions existing or occurring at or prior to the Effective Time (unless and to the extent required by Law) as are set forth in the applicable Governing Documents as of the date hereof, it being the intent of the parties that all such officers and directors of the Company and the Subsidiaries shall continue to be entitled to such exculpation, indemnification and advancement of expenses to the fullest extent permitted by applicable Law and that no change, modification or amendment of such documents or arrangements may be made that will adversely affect any such Person’s right thereto without the prior written consent of that Person.

(b) In addition to the other rights provided for in this Section 6.07 and not in limitation thereof, from and after the Closing, Purchaser shall, and shall cause the Surviving Corporation and the Subsidiaries (each, a “D&O Indemnifying Party”) to, to the same extent that such Persons are indemnified under the applicable Governing Document, (i) indemnify and hold harmless (and exculpate and release from any liability to Purchaser, the Surviving Corporation or any of the Subsidiaries) the D&O Indemnified Persons against all D&O Expenses and all losses, claims, damages, judgments, fines, penalties and amounts paid in settlement (“D&O Losses”) in respect of any threatened, pending or completed claim, action, inquiry, suit or proceeding, whether criminal, civil, administrative or investigative, based on or arising out or relating to the fact that such Person is or was a director or officer of the Company or any of the Subsidiaries and arising out of or relating to acts or omissions occurring or existing at or prior to the Closing (including in respect of acts or omissions in connection with this Agreement and the transactions contemplated hereby) (a “D&O Indemnifiable Claim”) and (ii) advance, unconditionally and interest-free, to such D&O Indemnified Persons all D&O Expenses incurred in connection with any D&O Indemnifiable Claim (including in circumstances where the D&O Indemnifying Party is otherwise entitled to assume the defense of such claim and has assumed such defense) promptly after receipt of statements therefor; provided, however, that, to the extent required by applicable law that cannot be waived, the Person to whom D&O Expenses are to be advanced provides an unsecured undertaking to repay such advances to the extent it is ultimately and finally determined by a court of competent jurisdiction that such Person is not entitled to indemnification. Advance payment of D&O Expenses in connection with any D&O Indemnifiable Claims shall continue until such D&O Indemnifiable Claim is disposed of or all judgments, orders, decrees or other rulings in connection with such D&O Indemnifiable Claim are fully and finally satisfied. For the purposes of this Section 6.07(b), “D&O Expenses” shall include attorneys’ fees, expert fees, arbitrator and mediator fees, and all other costs, charges and expenses paid or incurred in connection with investigating, defending, being a witness in or otherwise participating in (including on appeal), or preparing to defend to be a witness in or participate in, any D&O Indemnifiable Claim, but shall exclude losses, claims, damages, judgments, fines, penalties and amounts paid in settlement (which items are included in the definition of D&O Losses).

(c) Purchaser shall cause the Surviving Corporation to, as of the Effective Time obtain and fully pay for, at Purchaser’s expense, “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time, from an insurance carrier with the same or better credit ratings as the Company’s current insurance carrier with respect to officers’ and directors’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”), for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage, at least as favorable in the aggregate as the Company’s existing D&O Insurance with respect to matters arising out of or relating to acts or omissions occurring or existing at or prior to the Effective Time (including in connection with this Agreement and the transactions contemplated hereby), and Purchaser shall cause the Surviving Corporation to maintain such “tail” D&O Insurance in full force and effect for its full term. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Purchaser shall cause the Surviving Corporation to, continue to maintain in effect the Company’s existing D&O Insurance in place as of the date of this Agreement, at no expense to the beneficiaries, for a period of at least six (6) years from and after the Effective Time, for the persons who are covered by the Company’s D&O Insurance in place as of the date of this Agreement, with terms, conditions, retentions and levels of coverage in the aggregate at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or, if such insurance is unavailable, the Surviving Corporation shall, and Purchaser shall cause the Surviving Corporation to, purchase the best available D&O Insurance for such six-year period from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to the Company’s existing D&O Insurance with terms, conditions, retentions and with levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement. Notwithstanding the foregoing, in no event shall Purchaser or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such D&O Insurance; provided that if the annual premiums of such coverage exceed such amount, Purchaser or the Surviving Corporation, as the case may be, shall obtain a policy with the greatest coverage available for a cost not exceeding such amount for such six-year period from an insurance carrier with, to the extent reasonably available, the same or better credit rating as the Company’s current insurance carrier with respect to the Company’s existing D&O Insurance with terms, conditions, retentions and levels of coverage (including as coverage relates to deductibles and exclusions) in the aggregate at least as favorable as provided in the Company’s existing policies as of the date of this Agreement.

(d) In the event that Purchaser or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person (including by liquidation, dissolution, assignment for the benefit of creditors or similar action), then, and in each such case, Purchaser or the Surviving Corporation, as the case may be, shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 6.07.

(e) Each of the Company, the Purchaser and the Surviving Corporation shall be a full indemnitor (to the extent required by Section 6.07(b)) of first resort, shall be required to advance the full amount of all D&O Expenses incurred by a D&O Indemnified Person and shall be liable for the full amount of all D&O Losses to the extent legally permitted and as required, without regard to any rights a D&O Indemnified Person may have against TPG Global, LLC or any of its Affiliates or otherwise or any insurer providing insurance coverage under an insurance policy issued to TPG Global, LLC or any of its Affiliates.

(f) Notwithstanding anything in this Agreement to the contrary, the rights and benefits of the D&O Indemnified Persons under this Section 6.07 shall not be terminated or modified in any manner as to adversely affect any D&O Indemnified Person without the prior written consent of such D&O Indemnified Person. The provisions of this Section 6.07 are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Person referred to in Section 6.07(a), his or her heirs and his or her executors, administrators and personal representatives, each of whom is an intended third party beneficiary of this Section 6.07, and are in addition to, and not in substitution for, any other rights, including rights to indemnification or contribution that any such Person may have by Contract or otherwise.

SECTION 6.08. Employee Benefits.

(a) During the period commencing at the Closing and ending on December 31, 2014 (or, if earlier, the date of termination of the relevant employee), Purchaser shall, or shall cause the Surviving Corporation and the Subsidiaries to, provide employees of the Company or any Subsidiary who are not covered by a collective bargaining agreement or otherwise represented by a Labor Organization and who remain employed immediately following the Closing (“Continuing Employees”) with (i) at least the same base salary or wage level and target bonus opportunity as those in effect immediately prior to the Effective Time and (ii) benefits that are not materially less favorable in the aggregate than the benefits provided on the date hereof (but in the case of clauses (i) and (ii) of this Section 6.08(a), excluding equity and equity-based compensation and defined benefits); provided, that until the first anniversary of the Closing Date, Purchaser and the Company agree to keep in effect all severance and retention plans, practices and policies that are applicable to employees of the Company and the Subsidiaries as of the date hereof and set forth on Schedule 6.08(a).

(b) For purposes of eligibility and vesting and determination of the level of vacation and severance pay benefits under the benefit and compensation plans, programs, agreements and arrangements of Purchaser, the Surviving Corporation or any of their respective subsidiaries in which Continuing Employees are eligible to participate following the Closing (other than any equity or equity-based plan) (the “Purchaser Plans”), Purchaser and the Surviving Corporation shall credit each employee with his or her years of service with the Company, the Subsidiaries and any predecessor entities, to the same extent as such employee was entitled immediately prior to the Closing to credit for such service under any similar Plan in which such employees participated (or was eligible to participate) in prior to the Effective Date, except where such crediting would result in duplication of benefits or compensation with respect to the same period of services and for purposes of benefit accrual under any defined benefit pension plan. The Surviving Corporation shall use commercially reasonable efforts to provide that

Purchaser Plans shall not deny Continuing Employees coverage on the basis of pre-existing conditions under any health benefit plan that replaces a similar Plan in the applicable plan year, to the extent such conditions were waived or satisfied under such Plan immediately prior to the Closing and under such health benefit plan shall use commercially reasonable efforts to credit such employees for any deductibles and out-of-pocket expenses paid prior to the Closing Date in satisfying any deductibles and out-of-pocket expenses in the applicable plan year to which such deductibles and out-of-pocket expenses relate.

(c) The parties hereto acknowledge and agree that all provisions contained in this Section 6.08 are included for the sole benefit of the respective parties hereto and shall not create any right, including any third party beneficiary right, (i) in any other Person, including any employee, former employee or any participant or any beneficiary thereof in any Plan or Purchaser Plan, or (ii) to employment or continued employment or any term or condition of employment with the Company, any of the Subsidiaries, Purchaser or the Surviving Corporation or any of their Affiliates. Nothing contained in this Section 6.08(c) is intended to be or shall be considered to be an amendment or adoption of any plan, program, agreement, arrangement or policy of the Company, any of the Subsidiaries, Purchaser or the Surviving Corporation nor shall it interfere with or limit Purchaser’s, the Surviving Corporation’s or any of their Affiliates’ right to amend, modify or terminate any Plan or any other benefit or compensation plan, program, agreement, policy, contract or arrangement or to terminate the employment of any employee of the Company or the Subsidiaries for any reason, provided that the Surviving Corporation and the Subsidiaries shall be subject to the provisions of Section 6.08(c).

SECTION 6.09. Section 280G Cleansing Vote. No later than five (5) days prior to the Closing, the Company shall submit and recommend to its stockholders for approval, meeting the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder, payments and/or benefits that may separately or in the aggregate, constitute “parachute payments,” within the meaning of Section 280G(b)(2) of the Code and the applicable rulings and final regulations thereunder (“Section 280G Payments”), such that the deduction of such payments and benefits will not be limited by the application of Section 280G of the Code and the applicable rulings and final regulations thereunder. Prior to the Closing, the Company shall deliver to Purchaser certification that either (a) the Company stockholder vote was solicited in conformity with Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder and the requisite Company stockholder approval was obtained with respect to the Section 280G Payments, or (b) that the Company stockholder approval of Section 280G Payments was not obtained and that, as a consequence, such payments and/or benefits shall not be made or provided to the extent that they would cause any amount to constitute Section 280G Payments, pursuant to the waivers of those payments and/or benefits duly executed by the affected individuals (as necessary) prior to the Company stockholder vote. The Company shall forward to Purchaser and its representatives within a reasonable time prior to submission to the Company’s stockholders copies of all documents prepared by the Company in connection with this Section 6.09, and shall consider in good faith any comments made by Purchaser or its representatives regarding the content of such documents.

SECTION 6.10. Termination of Affiliate Arrangements. All agreements between the Company or a Subsidiary, on the one hand, and any of their respective Affiliates, on the other hand, other than (a) the agreements listed on Schedule 6.10, (b) agreements with companies under common control with the Company entered into on arm’s length terms, (c) all outstanding employment arrangements between the Company or a Subsidiary, on the one hand, and a Related Party, on the other hand, and the Plans, (d) agreements referred to in Section 6.07 and (e) agreements and transactions solely between the Company and one or more of its Subsidiaries or between or among any Subsidiaries, shall be terminated as of the Closing Date and all obligations and liabilities thereunder shall have been satisfied (except the indemnity contained in Section 5 of the Management Services Agreement shall survive in accordance with the terms of the terminated agreements, other than in the event of any material and willful breach of the Management Services Agreement). All obligations (whether present, future or contingent) under Tax sharing, Tax allocation or Tax indemnity agreements relating to Tax matters between the Company or any of its Subsidiaries, on the one hand, and any Person that is not the Company or any of its Subsidiaries, on the other hand, shall be terminated as of the day before the Closing Date, such that neither the Company nor any of its Subsidiaries shall be obligated to make any payment to any Person that is not the Company or any of its Subsidiaries pursuant to any such agreements; provided, that neither the Company nor any of its Subsidiaries shall waive any rights pursuant to any such agreement.

SECTION 6.11. Repayment of Debt; Replacement Letters of Credit.

(a) On or prior to the Closing Date, the Company shall deliver to Purchaser true and correct copies of payoff letters in form and substance reasonably satisfactory to Purchaser (the “Debt Payoff Letters”) (subject to delivery of funds as arranged by Purchaser as contemplated by Section 3.03(a)), specifying the aggregate amount required to be paid to fully satisfy all obligations (including principal, interest, penalties, premiums, fees, expenses and other amounts payable) that will be outstanding as of the Closing under the Credit Agreements or other Funded Indebtedness and (together with such other lien release documentation that may be reasonably required in connection therewith) providing for the release of all Liens and other security over the properties and assets of the Company and the Subsidiaries securing all the obligations under such Credit Agreement or such other Funded Indebtedness and the return of any collateral in the possession of the administrative agent or collateral agent under such Credit Agreement at or promptly following the Closing and the delivery of UCC-3 termination statements (or similar statements for jurisdictions other than the United States to the extent required therein) (subject to delivery of funds as arranged by Purchaser as contemplated by Section 3.03(a)). On or prior to the Closing Date, the Company shall deliver to Purchaser true and correct copies of “final” invoices from each Person who will receive a payment pursuant to Section 3.03(b).

(b) On or prior to the Closing Date, Purchaser shall, and the Company shall use its commercially reasonable efforts to cooperate with Purchaser to, execute and deliver such documents and complete such tasks that are necessary at the option of the Purchaser to either (i) provide for the replacement of all outstanding letters of credit issued by or on behalf of the Company or any Subsidiary under the Credit Agreement (as set forth on Schedule 6.11(b)) with new, replacement letters of credit or (ii) cash collateralize or otherwise backstop such letters of credit (in either case using cash of Purchaser or its Affiliate).

SECTION 6.12. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including any associated penalties and interest) (“Transfer Taxes”) incurred in connection with the Merger, if any, that are levied on the Purchaser, the Company, the Surviving Corporation or any Subsidiary shall be paid or caused to be paid by Purchaser when due, and Purchaser shall file all necessary Tax Returns and other documentation with respect to any such Transfer Taxes. All Transfer Taxes incurred in connection with the Merger that are levied on the Eligible Holders shall be paid by the Eligible Holders and the Eligible Holders shall file all necessary Tax Returns and other documentation with respect to such Transfer Taxes.

SECTION 6.13. Assumption of Regulatory Obligations. From and after the Closing Date, Purchaser shall be solely responsible for obtaining and maintaining all Permits, waivers and approvals regarding the business of the Surviving Corporation and the Subsidiaries, as well as all ongoing regulatory compliance relating thereto.

SECTION 6.14. Financing Cooperation. From and after the date of this Agreement, and through the earlier of the Closing and the date on which this Agreement is terminated in accordance with Article VIII, the Company shall, and the Company shall cause each of its Subsidiaries and each of its and their representatives to, use its respective reasonable best efforts to provide all cooperation that is reasonably requested by Purchaser to assist Purchaser in the arrangement of any Debt Financing or any Rule 144A bond financing undertaken in lieu of or in replacement of all or a portion of such Debt Financing (the “Bond Financing” and, together with the Debt Financing, the “Financing”) for the purposes of financing the Aggregate Purchase Price, any repayment or refinancing of Company debt contemplated by this Agreement or required in connection with the transactions contemplated hereby and any other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and all related fees and expenses of Purchaser and Merger Sub (it being acknowledged and agreed by Purchaser and Merger Sub that the receipt of such Financing is not a condition to the consummation of the Merger or any of the other transactions contemplated by this Agreement), including (A) participating at reasonable times in a reasonable number of meetings, presentations, road shows, meetings with prospective lenders, and participating in reasonable and customary due diligence sessions, (B) furnishing the financial institutions providing, underwriting or arranging the Debt Financing and the Bond Financing, and their respective Affiliates and assigns (the “Financing Sources”) with such financial and other pertinent information and documents regarding the Company and its Subsidiaries as may be required to permit Purchaser to satisfy the condition set forth in paragraph 7 of Exhibit B to the Debt Commitment Letter (including, if applicable, the comfort letter relating to any separate historical financial statements of the Company included in any offering document and, the consent of any accountant required for the inclusion of any such financial statements in such offering document) and, if applicable, customary authorization letters with respect to any separate historical financial statements of the Company included in any marketing materials relating to the Debt Financing (collectively, the “Required Information”), (C) reasonably assisting Purchaser and the Financing Sources in the preparation of (1) offering documents for the Debt Financing and the Bond Financing and (2) materials for rating agency presentations, bank confidential information memoranda, business projections and similar documents in connection with the Debt Financing and the Bond Financing, (D) reasonably cooperating with the marketing efforts for any portion of the Debt Financing and the Bond Financing and (E) using its reasonable efforts to cause its independent accountants to provide assistance and cooperation in the Debt Financing and the Bond Financing, including (1) participating in a reasonable number of drafting sessions and accounting due diligence sessions, (2) providing any necessary customary consents to use their audit reports relating to the Company and (3) providing any necessary customary “comfort letters,” requested by the Purchaser or the Financing Sources, (F) executing and delivering customary definitive financing documents to the extent reasonably requested by Purchaser and otherwise facilitating the pledging of collateral reasonably necessary to secure the Debt Financing or the Bond Financing; provided that the effectiveness of any definitive documentation executed by the Company or any of its Subsidiaries shall be subject to the consummation of the Merger and (G) furnishing Purchaser and any Financing Sources promptly, and in any event at least five days prior to the Closing Date, with all documentation and other information required by any Governmental Authority with respect to the Debt Financing and the Bond Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended. Nothing herein shall require such cooperation to the extent it would (A) unreasonably disrupt the conduct of the business or operations of the Company or its Subsidiaries, (B) require the Company or any of its Subsidiaries to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities prior to the Effective Time or (C) require the Company or any of its Subsidiaries to take any action that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the certificate of incorporation or by-laws or other comparable organizational documents of the Company or any of its Subsidiaries, any applicable Laws, the Credit Agreement or any written Contract. In furtherance of and without limitation to the immediately preceding sentence, nothing herein shall require the Company or any of its Subsidiaries to, prior to the Effective Time, be an issuer or other obligor with respect to the Financing or require their respective boards of directors or equivalent governing bodies to approve or authorize the execution of agreements relating to the Financing. Purchaser shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries or their respective representatives in connection with the Financing and shall indemnify and hold harmless the Company, its Subsidiaries and their respective representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith (other than arising from fraud or intentional misrepresentation in information provided in writing by the Company specifically for use in connection therewith).

SECTION 6.15. Alternative Transactions. The Company shall, and shall cause its Affiliates and its and their representatives to immediately cease (a) any and all discussions or negotiations with any Person (other than Purchaser and its Affiliates) regarding an Acquisition Proposal; (b) furnishing to any Person (other than Purchaser and its Affiliates) any information with respect to an Acquisition Proposal; and (c) cooperating with, assisting in, participating in, facilitating or encouraging an Acquisition Proposal. Until such time, if any, as this Agreement is terminated pursuant to the terms hereof, the Company agrees that it shall not, and that it shall cause its Affiliates and its and its Affiliates’ representatives (including stockholders of the Company and its Subsidiaries) not to, directly or indirectly, (A) initiate, solicit, knowingly encourage or otherwise facilitate any inquiries or the making of any Acquisition Proposal, (B) engage in any negotiations concerning, or enter into any agreement regarding, an Acquisition Proposal or otherwise facilitate an Acquisition Proposal or (C) file any amendments to or make any other filing with the SEC with respect to the Registration Statement, including any public or publicly available correspondence with respect thereto, or request that the Registration Statement (or the contained prospectus therein) be declared effective by the SEC or make any public announcements with respect to an initial public offering of the Company or any of its Subsidiaries, notwithstanding the fact that any such failure to file or other inaction may result in the Registration Statement (or the prospectus contained therein) being deemed stale by the SEC. On the Closing Date, the Company shall file a Registration Withdrawal Request on Form RW with the SEC with respect to the Registration Statement.

SECTION 6.16. Notice to Labor Organizations. The Company shall and shall cause its Subsidiaries to, as applicable, timely supply any notice required under any Labor Laws or collective bargaining agreement or similar agreement with any Labor Organization on or prior to Closing in connection with the transactions contemplated hereby, and to satisfy any pre-Closing bargaining consultation or consent obligations with any Labor Organization or employee representative prior to the Closing. The Company will consult with the Purchaser within a reasonable time prior to taking any action pursuant to this Section 6.16.

SECTION 6.17. Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt notice to Merger Sub and Purchaser (with respect to the conditions set forth in Section 7.01 and Section 7.02), and Merger Sub and Purchaser shall give prompt notice to the Company (with respect to the conditions set forth in Section 7.01 and Section 7.03) after becoming aware of the occurrence or nonoccurrence of any event whose occurrence or non-occurrence would be reasonably likely to cause any such condition to the Merger to be unsatisfied at the Effective Time; provided, however, that the delivery of any notice pursuant to this Section 6.17 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice.

ARTICLE VII

CONDITIONS TO CLOSING

SECTION 7.01. Mutual Conditions to the Obligations of the Parties. The respective obligations of each party hereto to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver (to the extent permitted by applicable Law) at or prior to the Closing of each of the following conditions:

(a) Stockholder Consent. The Stockholder Consent shall have been obtained.

(b) No Injunctions or Legal Prohibitions. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by a court of competent jurisdiction which prevents the consummation of the transactions contemplated hereby shall have been issued and remain in effect, and no Law shall have been enacted, promulgated or enforced by any Governmental Authority which prohibits, or makes illegal, the consummation of the transactions contemplated; provided, however, that the parties shall use their respective reasonable best efforts (including by way of appeal) to have any order, injunction or judgment vacated, reversed, lifted or otherwise rendered ineffective.

(c) HSR Act, Etc. The applicable waiting period (and any extension thereof) under the HSR Act and the approvals listed on Schedule 7.01(c) shall have expired or been terminated and any required approvals thereunder shall have been obtained.

SECTION 7.02. Conditions to the Obligations of Purchaser. The obligations of Purchaser and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction, at or prior to the Closing, of the following conditions (unless waived in writing, to the extent permitted by applicable Law, by Purchaser):

(a) Representations and Warranties of the Company. The representations and warranties of the Company (i) set forth in the first sentence of Section 4.01(a), Section 4.02, Section 4.05(a), Section 4.05(c), Section 4.05(d), Section 4.06(a) and Section 4.22, without giving effect to any materiality or “Material Adverse Effect” qualifications therein, shall be true and correct in all material respects at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date), and (ii) set forth in this Agreement other than those Sections specifically identified in clause (i) of this Section 7.02(a), without giving effect to any materiality or “Material Adverse Effect” qualifications therein (except that (w) the word “Material” in the defined term “Material Contract”, (x) the words “material” and “materially” contained in Section 4.03 and (y) the qualification as to Material Adverse Effect contained in Section 4.04, shall not be disregarded for any such purpose), shall be true and correct at and as of the Effective Time as if made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Performance. The Company and the Sponsors shall have performed and complied, in all material respects, with all agreements, conditions, covenants and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have delivered to Purchaser a certificate, dated as of the Closing Date, executed by a duly authorized officer of the Company, certifying the satisfaction of the conditions set forth in Section 7.02(a), (b), (e) and (f).

(d) Indebtedness Repayment. The Company shall have received the Debt Payoff Letters.

(e) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any development, fact, change, event, effect, occurrence or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) FIRPTA Certificate. The Company shall have delivered to the Purchaser a certificate in a form reasonably acceptable to Purchaser, duly executed by the Company, stating interests in the Company are not U.S. real property interests as defined in Section 897(c) of the Code for the applicable period described in Section 897(c)(1)(ii) of the Code, and the Company shall have provided notice of such certificate to the IRS in accordance with Section 1.897-2(h) of the Treasury Regulations.

SECTION 7.03. Conditions to the Obligations of the Company. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of the following conditions (unless waived, to the extent permitted by applicable Law, by the Company):

(a) Representations and Warranties. The representations and warranties of Purchaser and Merger Sub contained herein which are qualified as to any materiality or “Purchaser Material Adverse Effect” shall be true and correct in all respects, and such representations and warranties as are not so qualified shall be true and correct in all material respects, at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date).

(b) Performance. Purchaser and Merger Sub shall have performed and complied, in all material respects, with all agreements, conditions, covenants and obligations required by this Agreement to be performed or complied with by Purchaser or Merger Sub, as the case may be, on or prior to the Closing Date.

(c) Officer’s Certificate. Purchaser and Merger Sub shall have delivered to the Company a certificate, dated as of the Closing Date, executed by a duly authorized officer of each of Purchaser and Merger Sub, certifying the satisfaction of the conditions set forth in Sections 7.03(a) and (b).

(d) Payments. Purchaser or Merger Sub shall have made the payments set forth in Section 3.03.

SECTION 7.04. Waiver of Conditions. All conditions to the Closing shall be deemed to have been satisfied or waived from and after the Closing.

ARTICLE VIII

SURVIVAL; TERMINATION

SECTION 8.01. Survival. The parties, intending to modify any applicable statute of limitations, agree that (a) the representations and warranties in this Agreement and in any certificate delivered pursuant hereto shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any party or any of their respective Affiliates in respect thereof, and (b) after the Closing, there shall be no liability on the part of, nor shall any claim be made by, any party or any of their respective Affiliates in respect of any covenant or agreement to be performed prior to the Closing.

SECTION 8.02. Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a) by mutual written agreement of Purchaser and the Company;

(b) at any time after 5:00 p.m. (New York time) on the six month anniversary of the date of this Agreement (the “Termination Date” as it may be extended pursuant to this Section 8.02(b)) by either Purchaser or the Company, by giving written notice of such termination to the other parties, if the Closing shall not have occurred on or prior to such date (unless the failure to consummate the Closing by such date shall be due to or have resulted from any breach of the representations or warranties made by, or the failure to perform or comply with any of the agreements or covenants hereof to be performed or complied with prior to the Closing by, the party seeking to terminate this Agreement); provided, that if the conditions to Closing set forth in Section 7.01 are satisfied and the Marketing Period has commenced but has not yet ended, the Termination Date shall be extended to the fifth Business Day after the end of the Marketing Period;

(c) by either Purchaser or the Company, if any restraint of the type set forth in Section 7.01(b) permanently prohibiting the consummation of the transactions contemplated by this Agreement shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.02(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been a material cause of, or resulted in, the occurrence of such restraint;

(d) by Purchaser, by written notice to the Company, if the Company breached or failed to perform any of its covenants or other agreements set forth in this Agreement or if any representation or warranty of the Company contained in this Agreement shall be or shall have become inaccurate, in either case (i) such that the conditions set forth in Section 7.01 or Section 7.02 would not be satisfied as of the time of such breach or failure or as of the time such representation or warranty was or shall have become inaccurate, (ii) such breach or failure to perform or inaccuracy cannot be cured by the Company or, if capable of being cured, shall not have been cured prior to the earlier to occur of (x) the Business Day prior to the Termination Date and (y) the date that is thirty (30) calendar days after receipt by the Company of notice in writing from Purchaser specifying the nature of such breach or inaccuracy and requesting that it be cured and (iii) has not been waived by Purchaser; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.02(d) if it or Merger Sub is then in breach of any of their respective covenants set forth in this Agreement that would result in the closing conditions set forth in Section 7.01 or Section 7.03 (other than those conditions which by their terms are to be satisfied at the Closing) not being satisfied;

(e) by the Company, by written notice to Purchaser, if Purchaser or Merger Sub has breached or failed to perform any of their respective covenants or other agreements set forth in this Agreement or if any representation or warranty of Purchaser or Merger Sub contained in this Agreement shall be or shall have become inaccurate, in either case (i) such that the conditions set forth in Section 7.01 or Section 7.03 would not be satisfied as of the time of such breach or failure or as of the time such representation or warranty was or shall have become inaccurate, (ii) such breach or failure to perform or inaccuracy cannot be cured by Purchaser or Merger Sub, as the case may be, or if capable of being cured, shall not have been cured prior to the earlier to occur of (x) the Business Day prior to the Termination Date and (y) the date that is thirty (30) calendar days after receipt by Purchaser of notice in writing from the Company, specifying the nature of such breach or inaccuracy and requesting that it be cured and (iii) has not been waived by the Company; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.02(e) if it is then in breach of any of its covenants set forth in this Agreement that would result in the closing conditions set forth in Section 7.01 or Section 7.02 (other than those conditions which by their terms are to be satisfied at the Closing) not being satisfied; and

(f) by the Company if all of the conditions set forth in Sections 7.01 and 7.02 have been satisfied (other than those conditions which by their terms are to be satisfied at the Closing), Purchaser and Merger Sub fail to consummate the transactions contemplated by this Agreement on the date the Closing should have occurred pursuant to Section 3.01, the Company has notified Purchaser and Merger Sub that it stands ready and willing to consummate such transactions on that date and the Company shall have given Purchaser written notice at least one (1) Business Day prior to such termination stating its intention to terminate this Agreement pursuant to this Section 8.02(f).

SECTION 8.03. Effect of Termination.

(a) In the event of the termination of this Agreement in accordance with Section 8.02 hereof, (i) this Agreement shall thereafter become void and have no effect and the transactions contemplated hereby shall be abandoned, except that this Section 8.03 and Section 6.06, Article IX (other than Section 9.15) and the Confidentiality Agreement shall survive termination of this Agreement and remain valid and binding obligations of each of the parties, and (ii) subject to the terms and conditions of the surviving provisions of this Agreement, there shall be no liability or obligation on the part of Purchaser, Merger Sub, the Company or any of their respective Affiliates. Notwithstanding the immediately preceding sentence of this Section 8.03(a), termination of this Agreement pursuant to Section 8.02 shall not release any party hereto from any liability (x) (1) pursuant to the sections specified in this Section 8.03(a) that survive such termination or (2) for actual fraud, or (y) except as expressly provided in any of the provisions that survive such termination, for any Intentional Breach by a party of its representations, warranties, covenants or agreements, in each case that occurred prior to such termination. Notwithstanding any provision to the contrary contained in this Agreement, if a court has granted an award of damages in connection with any breach by Purchaser and/or Merger Sub of the terms or conditions set forth in this Agreement, the Company may, on behalf of the holders of Company Shares, enforce such award and accept damages for such breach, and Purchaser and Merger Sub agree that such damages shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by the holders of Company Shares (taking into consideration all relevant matters, including the expected premium, other combination opportunities and the time value of money).

(b) The parties acknowledge that the agreements contained in this Section 8.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement.

(c) If this Agreement is terminated pursuant to Section 8.02 hereof:

(i) all confidential information received by the parties shall be treated in accordance with Section 6.05(c) hereof and the Confidentiality Agreement referred to in such Section; and

(ii) all filings, applications and other submissions made pursuant to Sections 6.02, 6.03 and 6.04 hereof shall, to the extent practicable, be withdrawn from the Governmental Authority, agency or other Person to which made.

ARTICLE IX

MISCELLANEOUS

SECTION 9.01. Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the Person for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by a national courier service (with signed confirmation of receipt), or if sent by electronic mail or facsimile, provided that the electronic mail or facsimile is promptly followed by a confirmation copy delivery by registered or certified mail or by a national courier service, to the Person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

To the Company:

Aptalis Holdings Inc.
100 Somerset Corporate Boulevard
Bridgewater, New Jersey 08807
Attn:	Richard E. Maroun, General Counsel
Fax:	(908) 927-9648
Email:	RMaroun@aptalispharma.com

with a copy to:

Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02119
Attn:	William M. Shields
C. Michael Roh
Fax:	(617) 951-7050
Email:	william.shields@ropesgray.com
michael.roh@ropesgray.com

To Purchaser, Merger Sub, Parent Holdco or the Surviving Corporation:

Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022
Attn:	A. Robert D. Bailey, General Counsel
Fax:	(212) 224-6740

with a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
Attn:	Andrew L. Bab
Fax:	(212) 909-6836

Any such notification shall be deemed delivered (i) upon receipt, if delivered personally, (ii) on the next Business Day, if sent by national courier service for next business day delivery, or (iii) the Business Day received (or the immediately following Business Day, if not received on a Business Day), if sent by electronic mail, facsimile or any other permitted method.

SECTION 9.02. Amendment/Waiver, etc. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Purchaser and the Company, or in the case of a waiver, by the party against whom the waiver is to be effective, provided, however, that Section 9.06, Section 9.08 and Section 9.12(c), and this Section 9.02, shall not be amended, waived or modified, and no consent shall be given thereunder, in each case in any manner that is materially adverse to the interests of the Financing Sources without their prior written consent. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as specifically provided otherwise herein, the rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.

SECTION 9.03. Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties hereto and any attempt to assign this Agreement without such consent shall be void and of no effect except that each of Purchaser or Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to one or more Affiliates of Purchaser or Merger Sub, but no such assignment shall relieve Purchaser or Merger Sub of any of their obligations hereunder.

SECTION 9.04. Entire Agreement. This Agreement (including all Schedules and Exhibits hereto) contains the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement which shall remain in full force and effect for the term provided for therein.

SECTION 9.05. Fulfillment of Obligations. Any obligation of any party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

SECTION 9.06. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, other than the provisions of (a) Section 2.03 and 2.04, to the extent they apply to Eligible Holders, (b) Section 2.05, to the extent they apply to holders of Options and RSUs, (c) Sections 6.05(b), to the extent they apply to Eligible Holders and their Affiliates, (d) Section 6.07, to the extent they apply to D&O Indemnified Persons, (e) Section 6.14 with respect to the indemnified persons thereunder, (f) Section 9.13, to the extent they apply to Non-Recourse Parties, (g) Section 9.15, to the extent they apply to Ropes & Gray LLP, and (h) Section 8.03, Section 9.02, Section 9.08 and Section 9.12(c) and this Section 9.06, solely with respect to the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees, agents or other representatives, express or implied, is intended to confer upon any Person other than Purchaser, Merger Sub, the Company, the Subsidiaries or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement. In addition, after the Closing or termination of this Agreement in accordance with Article VIII, the provisions of Article VIII and Article IX shall be for the benefit of, and shall be enforceable by, the Eligible Holders, on their own behalf and on behalf of the Non-Recourse Parties.

SECTION 9.07. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses.

SECTION 9.08. Governing Law/Jurisdiction/Waiver of Jury Trial.

(a) This Agreement, and any claim, suit, action or proceeding in any way arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement, or the transactions contemplated hereby (whether at law or in equity, and whether in contract or in tort or otherwise), shall be governed by and enforced pursuant to the Laws of the State of Delaware, its rules of conflict of laws notwithstanding, and so far as applicable, the merger provisions of the DGCL. Each party hereby irrevocably agrees and consents to be subject to the exclusive jurisdiction of the United States District Court located in the State of Delaware and the Court of Chancery of the State of Delaware located in Wilmington, Delaware in any suit, action or proceeding described in the immediately preceding sentence of this Section 9.08(a). Each party hereby irrevocably consents to the service of any and all process in any such suit, action or proceeding by the delivery of such process to such party at the address and in the manner provided in Section 9.01. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) the United States District Court located in the State of Delaware or (ii) the Court of Chancery of the State of Delaware located in Wilmington, Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties hereto hereby agrees that it will not bring or support any action, cause of action, claim, cross-claim or Third Party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, in any forum other than the United States District Court located in the State of Delaware or the Court of Chancery of the State of Delaware located in Wilmington, Delaware, and that the provisions of Section 9.08(b) relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or Third Party claim. Without in any way limiting any waiver or limitation of Financing Source liability or any other provision relating to the Financing Sources and notwithstanding anything herein to the contrary, each of the parties hereto agrees that it will not bring or support or permit any of its Affiliates to bring or support any action, cause of action, claim, cross-claim or Third Party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees, agents or other representatives in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof).

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08(B).

SECTION 9.09. Counterparts, etc. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, scanned pages or other electronic transmission shall be effective as delivery of a manually executed counterpart to this Agreement.

SECTION 9.10. Headings, etc. The provision of the Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reading only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any Article, Section, subsection or clause are to the corresponding Article, Section, subsection or clause of this Agreement, unless otherwise specified.

SECTION 9.11. Further Assurances. Subject to the terms and conditions of this Agreement, from time to time, at the request of any party hereto and at the expense of the party so requesting, each other party shall execute and deliver to such requesting party such documents and take such other action as such requesting party may reasonably request in order to consummate the transactions contemplated hereby.

SECTION 9.12. Remedies.

(a) Except as otherwise provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy expressly conferred hereby, and the exercise by a party of any one such remedy will not preclude the exercise of any other such remedy.

(b) The parties understand and agree that the covenants and undertakings on each of their parts herein contained are uniquely related to the desire of the parties and their respective Affiliates to consummate the transactions contemplated hereby, that the transactions contemplated hereby represent a unique business opportunity at a unique time for each of the parties hereto and their respective Affiliates and further agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its terms and further agree that, although monetary damages may be available for the breach of such covenants and undertakings, monetary damages would be an inadequate remedy therefor. Accordingly, each party hereto agrees, on behalf of itself and its Affiliates, that, in the event of any breach or threatened breach by the Company, on the one hand, or Purchaser or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Purchaser or Merger Sub, on the other hand, shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Any party seeking an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. In the event that any Litigation or arbitration proceeding should be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law.

(c) The parties hereto further agree that all of the provisions of Section 9.08(b) relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or Third Party claim referenced in the last sentence of Section 9.08(a).

(d) The remedies available to the Company pursuant to this Section 9.12 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and/or pursuing any other remedy to which it is entitled to at law or in equity.

(e) To the extent any party hereto brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives termination of this Agreement) when expressly available to such party pursuant to the terms of this Agreement, the Termination Date shall automatically be extended to the later of (i) the twentieth (20th) Business Day following the resolution of such action, suit or proceeding or (ii) such other time period established by the court presiding over such action, suit or proceeding.

SECTION 9.13. Non-Recourse. Notwithstanding anything to the contrary contained herein, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement (or express guarantors of such parties’ obligations under this Agreement) in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party (including any of the Eligible Holders).

SECTION 9.14. Certain Damages and Remedies. Except as otherwise expressly provided in this Agreement, no party shall be liable for any consequential damages, damages based upon loss of revenue, income or profits, loss or diminution in value of assets or securities, damages calculated by “multiple of profits” or “multiple of cash flow” or other valuation methodology, or punitive, special, exemplary or indirect damages, in each case in any way arising out of or relating to this Agreement, the negotiation, execution or performance of this Agreement, or the transactions contemplated hereby (whether at law or in equity, and whether in contract or in tort or otherwise). Notwithstanding anything to the contrary in this Agreement, after the Closing, no party may seek to rescind this Agreement or any of the transactions contemplated hereby except in the case of fraud or intentional misrepresentation in the inducement of this Agreement.

SECTION 9.15. Waiver of Conflicts. Recognizing that Ropes & Gray LLP has acted as legal counsel to the Company, the Subsidiaries, certain of the direct and indirect holders of Company Shares and certain of their respective Affiliates prior to date hereof, and that Ropes & Gray LLP intends to act as legal counsel to certain of the direct and indirect holders of Company Shares and their respective Affiliates (which will no longer include the Company and the Subsidiaries) after the Closing, each of Purchaser, Merger Sub and the Company hereby waives, on its own behalf and agrees to cause its Affiliates, the Surviving Corporation and the Subsidiaries to waive, any conflicts that may arise in connection with Ropes & Gray LLP representing any direct or indirect holders of the Company Shares or their Affiliates after the Closing as such representation may relate to Purchaser, Merger Sub, the Company, the

Surviving Corporation or the Subsidiaries or the transactions contemplated hereby. In addition, all communications involving attorney-client confidences between direct and indirect holders of Company Shares, the Company and the Subsidiaries and their respective Affiliates, on the one hand, and Ropes & Gray LLP, on the other hand, in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to the direct and indirect holders of Company Shares and their respective Affiliates (and not the Company, the Surviving Corporation or the Subsidiaries). Accordingly, the Surviving Corporation and the Subsidiaries shall not have access to any such communications or to the files of Ropes & Gray LLP relating to such engagement from and after the Effective Time. Without limiting the generality of the foregoing, from and after the Effective Time, (a) the direct and indirect holders of Company Shares and their respective Affiliates (and not the Surviving Corporation and the Subsidiaries) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of the Surviving Corporation or the Subsidiaries shall be a holder thereof, (b) to the extent that files of Ropes & Gray LLP in respect of such engagement constitute property of the client, only the direct and indirect holders of Company Shares and their respective Affiliates (and not the Surviving Corporation and the Subsidiaries) shall hold such property rights and (c) Ropes & Gray LLP shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Surviving Corporation or any of the Subsidiaries by reason of any attorney-client relationship between Ropes & Gray LLP and the Company or any of the Subsidiaries or otherwise. This Section 9.15 will be irrevocable, and no term of this Section 9.15 may be amended, waived or modified, without the prior written consent of Ropes & Gray LLP.

SECTION 9.16. DISCLAIMER. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT: (a) THE REPRESENTATIONS AND WARRANTIES OF THE COMPANY EXPRESSLY SET FORTH IN ARTICLE IV HEREOF AND IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 7.02(C), ARE AND SHALL CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES TO PURCHASER AND MERGER SUB IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND (b) EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES REFERRED TO IN CLAUSE (a) ABOVE, NEITHER THE COMPANY, THE SUBSIDIARIES NOR ANY NON-RECOURSE PARTY HAS MADE OR IS MAKING ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE BUSINESS OR THE ASSETS OF THE COMPANY AND THE SUBSIDIARIES. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV HEREOF AND IN THE CERTIFICATE DELIVERED PURSUANT TO SECTION 7.02(C), ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, STATUTORY OR OTHERWISE, OF ANY NATURE, INCLUDING WITH RESPECT TO ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AS TO THE MERCHANTABILITY, QUALITY, QUANTITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF THE BUSINESS OR THE ASSETS OF THE COMPANY AND THE SUBSIDIARIES, ARE

HEREBY EXPRESSLY DISCLAIMED. PURCHASER AND MERGER SUB REPRESENT, WARRANT, COVENANT AND AGREE, ON BEHALF OF THEMSELVES AND THEIR RESPECTIVE AFFILIATES, THAT IN DETERMINING TO ENTER INTO AND CONSUMMATE THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, THEY ARE NOT RELYING UPON ANY REPRESENTATION OR WARRANTY MADE OR PURPORTEDLY MADE BY OR ON BEHALF OF ANY PERSON, OTHER THAN THOSE EXPRESSLY MADE BY THE COMPANY AS SET FORTH IN ARTICLE IV HEREOF AND IN THE CERTIFICATES DELIVERED PURSUANT TO SECTION 7.02(C), AND THAT PURCHASER AND MERGER SUB SHALL ACQUIRE THE COMPANY AND THE SUBSIDIARIES AND THEIR RESPECTIVE ASSETS WITHOUT ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, OTHER THAN THOSE EXPRESSLY MADE BY THE COMPANY AS SET FORTH IN ARTICLE IV HEREOF AND IN THE CERTIFICATES DELIVERED PURSUANT TO SECTION 7.02(C).

Without limiting the generality of the immediately preceding paragraph, it is understood and agreed by Purchaser and Merger Sub, on behalf of themselves and their respective Affiliates, that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any memoranda and materials provided by the Company, any direct or indirect holder of Company Shares or any of their respective representatives, are not and shall not be deemed to be or to include representations or warranties, except to the extent explicitly set forth in Article IV hereof and in the certificate delivered pursuant to Section 7.02(c) as a representation and warranty by (and only by) the Company.

SECTION 9.17. Due Diligence Review. Each of Purchaser and Merger Sub acknowledges, covenants and agrees, on behalf of itself and its Affiliates: (a) that it has completed to its satisfaction its own due diligence investigation, and based thereon, formed its own independent judgment with respect to the Company and the Subsidiaries; (b) that it has been furnished with or given full access to such documents and information about the Company and the Subsidiaries and their respective businesses and operations as it and its representatives and advisors have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby; (c) that in entering into this Agreement, it has relied solely upon its own investigation and analysis and the representation, warranties, covenants and agreements set forth in this Agreement; and (d) that (A) no representation or warranty has been or is being made by the Company or any other Person as to the accuracy or completeness of any of the information provided or made available to Purchaser, Merger Sub or any of their respective representatives and advisors and (B) there are uncertainties inherent in attempting to make estimates, projections, forecasts, plans, budgets and similar materials and information, each of Purchaser and Merger Sub is familiar with such uncertainties, each of Purchaser and Merger Sub is taking full responsibility for making its own evaluations of the adequacy and accuracy of any and all estimates, projections, forecasts, plans, budgets and other similar materials or information that may have been delivered or made available to it or any of its respective agents or representatives, neither Purchaser nor Merger Sub has relied or will rely on such information, neither Purchaser nor Merger Sub will assert, and each will cause their respective Affiliates not to assert, any claims against the Company (or against the Subsidiaries or the Non-Recourse Parties) with respect thereto.

SECTION 9.18. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

SECTION 9.19. Parent Holdco Guarantee.

(a) Parent Holdco irrevocably and unconditionally guarantees to the Company the due and punctual performance of the obligations of Purchaser and Merger Sub hereunder subject to the conditions hereunder (the “Guaranteed Obligations”). If, for any reason whatsoever, Purchaser or Merger Sub shall fail or be unable to duly, punctually and fully pay or perform the Guaranteed Obligations, Parent Holdco will forthwith pay and cause to be paid in lawful currency of the United States, or perform or cause to be performed, the Guaranteed Obligations. Parent Holdco hereby waives diligence, presentment, demand of payment, filing objections with a court, any right to require proceeding first against Purchaser or Merger Sub, any right to require the prior disposition of the assets of Purchaser or Merger Sub to meet their respective obligations, notice, protest and all demands whatsoever.

(b) Parent Holdco is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation. Parent Holdco has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by Parent Holdco and is a valid and binding agreement of Parent Holdco, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws of general application affecting enforcement of creditors’ rights or by principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Parent Holdco hereby makes the representations and warranties set forth in Section 5.07 with respect to itself. Parent Holdco owns one hundred percent (100%) of the issued and outstanding capital stock of Purchaser.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company, Purchaser, Merger Sub and Parent Holdco have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

THE COMPANY:

APTALIS HOLDINGS INC.

By:	/s/ Frank Verwiel
Name: Frank Verwiel
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

PURCHASER:

FRX CHURCHILL HOLDINGS, INC.

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Vice President

MERGER SUB:

FRX CHURCHILL SUB, INC.

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Vice President

PARENT HOLDCO

FOREST LABORATORIES, INC.

By:	/s/ A. Robert D. Bailey
Name: A. Robert D. Bailey
Title: Senior Vice President, Chief Legal Officer and General Counsel

[Signature Page to Merger Agreement]